4/12



05007170

## 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Morgan Crucible Company

*CURRENT ADDRESS

PROCESSED
APR 12 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2387 FISCAL YEAR 1-4-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 4/12/05

# improving life.

| ISSUER | FILE NO. |
| --- | --- |
| The Morgan Crucible Company plc | 82-3387 |

AR/S
1-4-05



Morgan



# We improve safety.

## Fire doors

Our thermal ceramic materials help protect Harrods from fire. The London department store is installing four-hour rated fire doors using Batiboard 250 Fire Protection Board as their core material. We make this board in a vacuum process, using mineral fibres, expanded perlite and binders. The edges of the doors are protected by our FireMaster Expanding Felt 607. This flexible insulating felt, made from alkaline earth silicate fibre, expands to six times its original thickness when exposed to heat.

Our customer, Omega Doors, chose these materials to meet the extremely strict requirements of the local authority. If a fire breaks out, an electro switch will release the doors, sealing off the passageways between departments and enhancing the safety of everyone in the store.

As another example, our thermal ceramic materials are a critical part of fire doors being installed at an extension to Chep Lap Kok Airport in Hong Kong.




NEW ELEGANCE



## Cars

Our magnetic materials improve the safety, security and performance of many European cars. We produce the crucial component that triggers the Bosch Electronic Stability Programme.
A sensor made with our magnet assemblies detects any unstable movement and alerts the system to brake individual wheels, bringing the car back on track.
Moving inside, we produce the soft magnetic material used in passenger weight sensors. Built into the seats, these sensors deactivate the airbag when a child takes the front seat. The keyless "entry and go" system, made by various automotive suppliers, also depends on our magnetic materials.
Our antennae, made from amorphous metal, can be bent to fit around door handles without harming their magnetic properties. Unlike brittle ferrite antennae, they are resistant to vibrations and impact.
Under the bonnet, our cobalt-iron magnetic valve components are used in diesel direct injection systems. Our materials are helping to make diesel engines quieter, more economical and more efficient.






EXIT


We improve reliabi

## Aircraft

Our carbon mainshaft seals are critical components in aero engines operating at surface speeds of 1,000 mph and temperatures of 1,000°F. The engines, manufactured by Pratt & Whitney and Honeywell, deliver over 10,000 hours of service. A vital function of our seals is to separate the oil that lubricates the engine bearings from the air that feeds the turbine and generates thrust. Elsewhere and bearing components used in fuel pumps and power generators. We also make components used in the ducting that allows pilots and passengers to vary climate control. Our materials and parts can be found on commercial and military planes. We are currently working on next generation engines and aircraft, including the F-22 Raptor and the F-35 Joint Strike Fighter.



## Computers

Our ceramic material allows computer users to store more data and access it more quickly. It's a "smart ceramic" chip that flies over a Hard Disc Drive spinning at 10,000 rpm. Two pieces of the piezo ceramic help move a tiny "read write" head, keeping it precisely positioned above the magnetic track. They work in a similar way to handlebars steering a bicycle wheel. Our customers liken the speed and accuracy of this "read write" action to a 747 flying at full speed, one foot off the ground, counting every blade of grass. Rapidly expanding and contracting, in proportion to the voltage, our piezo ceramic chips help to control the position of the sensor head to less than one hundredth of the diameter of a human hair. As the drive to increase storage density and retrieval speeds intensifies, the usage of "smart ceramic" materials is likely to grow.


We improve accessibility.











# We improve productivity.

## Engine manufacture

Our furnaces and crucibles allow BMW engineers to design more powerful, reliable and weight-saving engines. We supplied two furnaces to the alloy foundry of a BMW plant where complex aluminium cylinder heads and crankcases are produced. One is in constant use while the second is in its cleaning cycle. During production an automatic ladle makes around 36 robotic visits to the furnace, extracting and then pouring molten aluminium. Both furnaces, mounted on a rotary table, maintain high quality aluminium with lower running costs compared to other processes. An important factor in achieving this casting quality is consistent temperature control. Around 2.2 tons of liquid metal is temperature controlled throughout each production cycle by our sophisticated monitoring system. It maintains a variation of no more than plus or minus 5ºC at 720ºC. This is achieved by our electronic control system, custom crucible design and unique furnace, giving us a clear market lead.

# What do we do? We improve life.

Travelling. Shopping. Communicating. Cooking. Working. Just living. Our products are at the heart of everyday life. Working with carbon, ceramics and magnetic materials, we create innovative solutions to meet customer needs in many demanding applications.

# How have we done?

# Results much stronger.


1,024.5
880.3
849.6
795.9
2001
2002
2003
2004

**Turnover** £m


64.3
34.1
42.6
53.7
2001
2002
2003
2004

**Underlying operating profit*** £m


23.0
5.1
2002
2001
2003
2004
(7.4)
(8.8)

**Free cash flow** £m


6.3
3.9
5.0
6.8
2001
2002
2003
2004

**Underlying operating profit* / sales margin** %

*Operating profit before goodwill amortisation and operating exceptionals

# Progress being made.

## Chairman's statement:



### The Year

I am pleased to report that 2004 built on the successes of the previous year.

The restructuring programme, announced in February 2004, is on track and is delivering the planned savings and positive impact on cash flow and debt.

Your Company is now in a substantially stronger financial position than last year. The successful rights issue, announced in February 2004, raised approximately £54 million and the continuing disposal of non-core businesses progressed, with the notable sale of the Auto and Consumer business in June 2004 for £30.5 million. Net debt has continued to decrease throughout the year and is now approaching half its level of two years ago.

This restructuring programme is now in its second year, and despite the improved underlying operating results (before goodwill amortisation and operating exceptionals) that your Company has enjoyed in 2004 and the previous year, the Board has decided that cash should be deployed to the programme to ensure its success. Hence a dividend has not been declared for this year. It is the intention to consider the resumption of dividend payments at the appropriate time for the Company.

### The Morgan Board

There have been a number of changes to the Board during the year. Sir Alan Cox retired at the AGM after nine years' service. He also chaired the Audit Committee for seven years. Sir Clive Whitmore retired at the end of the year after ten years' service and was our senior non-executive Director and also chaired our Remuneration Committee for six years. I should like to thank both of them on your behalf for their loyal service over the years. Nigel Young, our Finance Director, left in September and we thank him also.

In October, Mark Robertshaw joined us as Chief Financial Officer and executive Director from Gartmore Investment Management. Martin Flower joined the Board in December as a non-executive Director. Martin spent many years with Coats plc and is currently senior non-executive Director of Severn Trent plc. Simon Heale joined the Board in February 2005. He presently holds the position of CEO of The London Metal Exchange and has previously held various positions in The Swire Group in Hong Kong. In addition, Mark Lejman, CEO of the Carbon division, and Hartmut Eisele, CEO of the Magnetics division, will be appointed as executive Directors as from 1 March 2005. We welcome all of them to the Board and look forward to working with them.

### People and the future

Restructuring means many changes to the business and its people. Tough decisions have had to be made which puts strain on our employees at all levels. Morgan's employees have responded very well to the difficult challenge and I should like to thank them on your behalf for their hard work which has helped deliver the improved results in 2004.




Both the Board and management have been concentrating on reducing cost and improving working capital efficiency. This work will continue. At the same time Morgan is also focusing on profitable revenue growth via the continuous development of its technologies combined, with geographic expansion into emerging markets and lower cost countries.

The Board recognises that there is still more to be done to reach the levels of profitability and growth to which Morgan aspires. Thank you for your continuing support.

**Lars Kylberg**
Chairman

# Strategy on track.

## Chief Executive Officer's review:



**Delivering the transformation of Morgan**

- 2004 results show good progress despite negative external factors
- Restructuring programme is on track to achieve targeted savings
- Morgan is better positioned within its markets
- We are well placed for future profitable growth

**Our full year results for 2004 show strong progress for Morgan, despite external factors such as adverse currency effects and significant increases in energy and raw materials which negatively impacted profits by £15 million. However, cost rationalisation and revenue growth initiatives more than offset these factors and we achieved a very pleasing 26% improvement on underlying operating profit (before goodwill amortisation and operating exceptionals) year-on-year.**

**On a constant currency basis, all of our divisions experienced positive top line growth. This, coupled with a restructuring programme that is on track to achieve cost savings and profit improvements of £50 million per year from early 2007, finds Morgan to be in a much stronger position than it was two years ago. Our financial position has been bolstered by the decrease of our net borrowings by over £100 million year-on-year to £147.5 million (2003: £249.3 million). Also, Morgan generated positive free cash flow for the year of £23.0 million (2003: outflow £8.8 million).**

**The recovery of our markets continues to be mixed but we are better positioned within them, due to our marketing focus and our portfolio of products. We have sold businesses, or exited product lines, that were operating in structurally unattractive markets. We have transferred manufacturing towards lower cost locations such as China, India, Malaysia and Eastern Europe. We have entered several new product markets by utilising our applications engineering know-how and sophisticated materials science.**

**The 2004 results reflect the many achievements over the past two years. We have reduced our divisions from nine to four and through disposals or closures we have decreased the number of manufacturing sites by a third. As a consequence of our manufacturing location strategy, there has been a substantial increase of our headcount in lower cost regions. At the beginning of 2002 there were just under a quarter of our employees in such regions; at the time of writing there are now approximately 40%. The shift in manufacturing geographies, coupled with site and overhead rationalisation, will enable us to make significant reductions in total employment costs in the future.**

**However, whilst cost reductions are fundamental to the success of Morgan, shareholder value creation cannot come from rationalisation activities alone. The long-term commercial health of Morgan is also predicated on successfully delivering profitable growth. To achieve such growth, we are being proactive in our portfolio management by focusing on higher value segments, we are expanding our geographic presence in targeted regions and economies, and we are utilising Joint Ventures as a lower cost, lower risk route for accelerating growth.**

**After my second year as CEO of Morgan, I am pleased with the efforts of our people. They have worked hard on your behalf and I should like to thank them. We are delivering on the commitments that we made to our shareholders a year ago: to achieve cost savings and profit improvement of up to £50 million by early 2007. We have created a strong core of businesses from which I am confident that we can grow profitably. Our 2004 results show that we have the capability to grow our revenue stream as well as deliver on our cost rationalisation plans.**

**Warren Knowlton**
Chief Executive Officer

# Group structure:

## Carbon

**The division designs, manufactures and supplies carbon components and systems for industrial rail and traction applications on a global scale. We provide seal faces and bearings for a wide range of applications, and also produce precision high purity speciality graphite products for use in high temperature and corrosive environments.**

- Consumer products
- Transport
- Aerospace
- Defence
- Chemical
- Semiconductor

**£196.1m**



## Technical Ceramics

**The division manufactures products from a comprehensive range of ceramic, glass, precious metal, piezoelectric and dielectric materials for use in a wide range of end market products such as pacemakers, parking sensors and submarine detection devices.**

- Medical
- Aerospace
- Electronics
- Power generation

**£135.7m**



## Insulating Ceramics

**The division produces crucibles, insulating fire bricks, insulating fibres and furnaces to be used in applications that require heat and energy savings management.**

- Automotive transportation
- Metal processing
- Iron and steel
- Utilities

**£249.8m**



## Magnetics

**The division develops, manufactures and markets special-purpose magnetic materials and the products derived from them. Our materials, parts, components and systems are used in virtually every field of electronics and electrical engineering.**

- Telecoms
- Medical
- Automotive
- Security

**£181.2m**



**Continuing turnover for the year was £196.1 million (2003: £192.1 million) with an operating profit before goodwill amortisation and operating exceptionals of £19.6 million (2003: £19.2 million).**

## Introduction

Using materials and application knowledge to provide solutions to customers in a wide range of markets, Carbon is a true "advanced material technology" business with products based on carbon, graphite and other materials, including silicon and boron carbide.

The Carbon division was formed following the merger of the Industrial and Traction business (Electrical Carbon), with the Mechanical Carbon and Specialty Graphite business (Engineered Carbon). This consolidated business operates with a single global management team and the merger has served to reduce overhead costs and to simplify the organisation. With operations in over 25 countries across five continents, Carbon employs some 3,350 people.

## Products and applications

Our Industrial and Traction business designs, manufactures and supplies components and systems worldwide. The business offers a comprehensive range of products - carbon brushes, brush holders and commutators used in DC motors, traction current collectors used on trains, trams and underground train systems, linear and rotary current transfer systems and assemblies used in many applications.

Mechanical Carbon has a leading position in both the fluid handling and aerospace sectors in North America. With a wide and continually expanding range of materials, the Mechanical Carbon business provides seal faces, bearings, rotors, vanes and other components providing the technical solutions required for a large variety of applications. Morgan is established as one of the leading suppliers of armour materials in the world.

Specialty Graphite produces and supplies precision high purity specialty graphite products for use in a variety of high temperature and corrosive environments.

## Performance 2004

Organic sales growth was over 8% on a constant currency basis. There was a continued focus on cost cutting within the division with the merger of the three previously separate businesses leading to a reduction in overheads. The exit of a further three manufacturing sites was completed and there has been increased focus on the utilisation of low-cost operations. These improvements meant that an adverse currency translation impact of £2.2 million was more than offset and operating profit was increased.

The North American business performed strongly, with high demand for personal body armour for military purposes, and mechanical and electrical products. In Asia, Carbon saw both underlying market growth and an increase in market share. There were some market share gains in Continental Europe, but major markets, particularly France and Germany, remained difficult.

## Trading review

### Industrial and Traction

Growth initiatives involving systems solutions, predictive maintenance products and services and creative materials technology are capitalising on Morgan's strong market position. These initiatives, together with an improvement in the US manufacturing sector, yielded good revenue growth in 2004. Cost control, site rationalisation and utilisation of low cost manufacturing in Mexico resulted in significant profit improvement against 2003.

The major markets in Continental Europe showed little growth in 2004. As a result the focus was on growing market share and reorganisation to reduce the cost base to allow a more effective use of our people and assets.

Eastern Europe saw increased activity, with strong demand for our products in power generation, plastics, paper and mining industries.

We embarked on a very successful strategy of securing long-term agreements with the majority of our major customers, particularly in the railway industry where confidence in sourcing is critical in a changing environment. More customers are looking to us for a range of associated products complementing our core carbon business. These include brush holders and commutators, where we are seeing increasing success in testing and approvals across Europe.

Our rotary transfer systems business, which supplies to the industrial and military markets, has enjoyed another year of strong growth, with major increases in Asia and the US. Further growth will be supported by current investments in engineering, product development and a dedicated global sales and marketing team.

In Asia, the focus continues to be on the core carbon brush business. We have benefited in 2004 from organic growth in these markets and from an increase in market share. Double digit sales growth was achieved across the region - the highest growth being in China. Whilst the Australian market was flat, profit improvement was achieved following the integration of separate manufacturing sites into a new world class facility.

Mechanical Carbon

Fluid handling sales recovered in 2004 in line with GDP growth following two years of decline. Demand from the commercial and military aerospace markets also rebounded significantly after three depressed years. As a result, revenue from these sectors grew strongly.

During 2004, a detailed plant rationalisation programme was developed and announced for North America. The programme is to be implemented over 2005 and 2006 and will significantly reduce fixed manufacturing costs by more effectively utilising the Carbon Division's manufacturing sites in Mexico and China.

We supply body armour for personal and vehicle protection to the US army. Significant investment was made in manufacturing capacity and product development to meet the large increase in demand and to deal with the higher specifications required.

In Europe, the industrial fluid handling market has been generally flat during 2004.

There has been good growth in the sales of bearings to the domestic pump market. Long-term agreements are in place with a number of major customers, positioning the business to benefit from further growth in this area.

In Asia, sales growth was generated as material technology and manufacturing expertise was transferred from Europe and Americas, particularly in to China. This provides a low cost source for the European and American markets and allows us to support our global customers in all of the geographies in which they operate.

Specialty Graphite

The business benefited from the strong semiconductor market during 2004. With manufacturing plants and state-of-the-art purification facilities in both America and South Korea, Morgan is well placed to offer a global service to this market.

The successful commissioning of high-speed precision machining and purification capability in South Korea has facilitated a doubling of sales to the ion implantation, optical fibre and LCD display markets. These markets are expected to continue to grow in the region, with Morgan well placed to take advantage of this.

Morgan's superabrasive business has enjoyed another year of significant growth due to technological leadership. This position and the organic growth within the synthetic diamond industry is expected to lead to further increases in sales in 2005.

In Europe, particular focus has been on the non-ferrous metal casting industry where we have considerable expertise. This strategy will be further extended to capitalise on markets in Central and Northern Europe.

## Outlook

Significant business reorganisation and rationalisation has taken place during 2004. This will continue in 2005, with the primary focus being on investment in and increased use of low-cost/high quality manufacturing sites, particularly in India, China and Mexico. These actions should contribute to further improvements in profitability in the future.

Whilst maintaining a focus on our current core markets, we will continue to look for areas for profitable growth in new geographical markets and with complimentary product ranges. All of this will be supported by focused investment in material and technological development to ensure that our leading position in our main markets is maintained.







# Magnetics

Continuing turnover for the year was £181.2 million (2003: £172.1 million) with an operating profit before goodwill amortisation and operating exceptionals of £9.8 million (2003: £3.0 million).

## Introduction

Magnetics is a leading global supplier of advanced magnetic materials and systems for industries from watch manufacturing to aerospace. As a full service supplier, we provide our customers with a global, single-point sourcing capability and customized solutions to meet their specific needs.

Magnetics comprises three divisions: Materials & Parts, Cores & Components, and Permanent Magnets. *We have over 3,300 people* with production sites in Europe and the Far East.

## Products and applications

Magnetics offers a wide portfolio of materials and parts used in electronics and electrical engineering. Our main markets include telecoms, security, and medical.

The main products of our Materials & Parts division include crystalline (soft magnetic and semi hard) and amorphous and nanocrystalline materials. In our Cores & Components division we produce toroidal tape wound cores, inductive *components and component* assemblies. In our Permanent Magnets division we produce rare earth permanent magnets, integrated systems and assemblies.

## Performance 2004

The performance of the Magnetics business improved significantly from the prior year. Organic sales growth in the continuing business was 8.4% on a constant currency basis. As a result of focusing on new market segments, increasing share of existing sectors and our extensive restructuring programme, Magnetics achieved a strong margin improvement from 1.7% to 5.4%. This is despite the negative impact of exchange rates as well as increased raw material and energy prices.

Notable market segments that have experienced strong growth are electronic article surveillance and automotive applications such as keyless "entry and go" systems.

In addition to the profit improvement projects that commenced in 2003 (including the refocusing, disposal and closure of under performing businesses; and the transfer of labour-intensive manufacturing processes to lower cost locations, e.g. the manufacture of watt hour meters), Magnetics is working to reorganise its *sales team* with the goal of developing new market segments and gaining further market share in existing segments. A wide range of Six Sigma productivity *improving projects also* contributed to the profit improvement.

## Trading review

Materials & Parts

This division has product lines that include soft-magnetic and semi hard materials in the form of strips, rods, wires and physical alloys. These are processed to make yokes and anchors for relays in Ground Fault Current Interrupters (GFCIs) that can save human lives, and in stamped parts for magnetic valves in diesel and gasoline direct injection systems. Magnetic shieldings in the form of parts and shielded rooms are used for automotive and medical applications.





Overall, this business area performed consistently and achieved good turnover growth.

The major application for amorphous strips is in electronic article surveillance. An amorphous alloy in combination with our semi hard material is built into anti-theft devices in retail outlets. Accelerating demand for this application led to a significant overall growth rate for this business.

Rapid solidified strips are also essential for our toroidal core production. Nanocrystalline materials offer new possibilities with their superior magnetic properties and complement this broad range of applications. A new generation of brazing alloys creates new market opportunities.

### Cores & Components

Cores are made of nickel-iron, nanocrystalline and amorphous materials. The main applications include GFCIs, Switched Mode Power Supplies (SMPS) in PCs as well as our own components production. Compared to 2003, turnover showed good growth.

Inductive components and assemblies are based on toroidal magnetic cores, mainly from our own production. Components are used in a broad range of applications including current transformers for energy meters that offer superior performance and xDSL (DSL = Digital Subscriber Loop) splitters that enable high-speed internet access. In the automotive industry we supply a wide range of components from current sensors, used to monitor battery power status in premium vehicles, to keyless "entry and go" systems.

The turnover of this business has grown significantly compared to 2003.

### Permanent Magnets

The main application of Neodymium Iron Boron rare earth magnets is within electric motors, such as compact elevator drives and servo motors in machine tool drives. There are also a variety of opportunities for rare earth magnets due to the increasing number of sensors in automobiles, e.g. ESP-Sensors (electronic stability programme). These ensure that a car remains stable in challenging conditions, and feature a magnet system assembly. Neodymium Iron Boron magnets are also used in Magnetic Resonance Imaging (MRI) systems for hospitals. These systems provide perfect images of bones and soft body parts without the use of X-rays. Samarium Cobalt magnets are used in chemical pumps to safely move hazardous liquids.

The Rare Earth Magnets business has seen a good growth rate.

In summer 2004, we announced that a Joint Venture with our Chinese Partner, San Huan, is to be formed. This will allow Magnetics to widen its portfolio of permanent magnets and enter new market segments. We expect this venture to generate sales from the second half of 2005 onwards.

## Outlook

In 2005 Magnetics will be introducing new products for the energy, automotive and industrial markets. The renewal of long-term contracts and a wider product portfolio of permanent magnets from our new JV in China will help drive growth in 2005 and beyond.

As a result of the sales team reorganisation, the division will be working to further penetrate existing markets and to develop new market opportunities. Combined with further reductions of our cost position we will be working to achieve another significant profit improvement.

# Technical Ceramics

**Continuing turnover for the year was £135.7 million (2003: £126.2 million) with an operating profit before goodwill amortisation and operating exceptionals of £6.6 million (2003: £0.4 million).**

## Introduction

Technical Ceramics produces highly specialised ceramic-based components and assemblies based on materials knowledge and applications engineering expertise. The industries that it supplies include medical, security, aerospace and communications. Technical Ceramics comprises two divisions: Advanced Ceramics and Electro Ceramics. With operations in the US, Europe and China, the division employs some 2,000 people around the world.

## Products and applications

The Technical Ceramics division is focussed on adding value through materials technology to enhance the performance of our customers' products.

Advanced Ceramics products include: ceramic materials, braze alloys and assemblies which are essential building block products used in the construction of sensing devices that monitor aero engine performance for fuel efficiency and safety. We also supply blade coatings, braze alloys and repair materials for the manufacture and refurbishment of gas turbine engines.

Electro Ceramics develops and manufactures piezoelectric ceramic components, ultrasonic transducers and sensor assemblies, actuators, radio frequency and high voltage capacitors and microwave filters. Our actuators, transducers and sensors provide an electro mechanical interface between electronic systems and the real world. Applications include hard disk drives for computers, sonar systems, medical imaging, ultrasonic scalpels and parking sensors for cars.

## Performance 2004

Organic sales growth on a constant currency basis was 13.6% driven by the underlying strength of our major medical and aerospace markets, and demand for power tubes from the communications industry.

Technical Ceramics operating margins increased from 0.3% to 4.9% with specific productivity improvements, overhead reduction and restructuring initiatives underway at every site combined with the shifting of production to lower cost, high growth regions. The business was further simplified with the completion of the sale of the remaining elements of the Soft Coatings business and a small production facility in France.

## Trading review

### Advanced Ceramics

2004 saw an improvement in our end markets. Of particular note was the strengthening of medical and aerospace markets and good demand from the communications market for power tubes.

In communications, the growth in applications for wireless technologies and fibre optics has created opportunities for unique material solutions. Satellite uplinks require powerful microwave signal generation devices such as travelling wave tubes constructed with our ceramic and ceramic/metal components. Leading edge applications in fibre optic communications require diamond heat spreaders, signal generation and amplification devices and components for high quality connections.

In healthcare, surgically implanted devices such as heart pacemakers, defibrillators and cochlear implants require materials that are hermetic and biocompatible. We provide the ceramic materials for these applications as well as hermetic feed-through assemblies, braze alloys and highly engineered coatings for radio frequency shielding. Increasing numbers of surgically implanted hip joints are made from our ceramics. Blood analysis and separation equipment used valves made from advanced ceramics.

Electro Ceramics

Our advanced RF capacitors are used in applications such as Magnetic Resonance Imaging (MRI) in the medical sector, high power oscillator circuits in radio transmitters, lasers, semiconductor processing and electrostatic spraying equipment. Our microwave dialectric components are used in cellular phone base stations.

## Outlook

In 2005, Technical Ceramics will focus on profitable top line growth in markets which require technically demanding applications engineering and through the launch of new products and processes. Examples include hard disc drive applications and ceramic injection moulding applications. A major project is in the initial stages of production and is expected to make a good contribution in 2005.

We will continue to reduce costs and to simplify our structure, with the shift of production to lower cost regions, primarily from Europe to China, and the consolidation of two facilities in North America.





# Insulating Ceramics

Continuing turnover for the year was £249.8 million (2003: £258.3 million) with an operating profit before goodwill amortisation and operating exceptionals of £17.9 million (2003: £16.7 million).

## Introduction

Insulating Ceramics provides heat management products for high temperature applications in a variety of end-use industries. It also provides crucibles and related products for the non-ferrous and precious metals foundry market.

Insulating Ceramics comprises two business units: Thermal Ceramics and Crucibles. With over 3,200 employees, there are operations in over 40 countries with manufacturing sites in 24 of these.

## Products and applications

As specialists in high temperature applications, Insulating Ceramics is a leader in the production of ceramic and bio-soluble fibres, high temperature insulating refractory bricks including castables and crucibles, refractory consumables, and furnaces.

It also provides products such as energy efficient furnaces and heated transport ladles complemented by an extensive range of other foundry products employed in metal handling, purification, flow control and temperature measurement.

## Performance 2004

With organic sales growth in Insulating Ceramics of 1.9% on a constant currency basis, and with operating margins up from 6.5% to 7.2%, the business traded satisfactorily during the year. Market demand and sales in the Americas improved, but the European business suffered with the weakness of the industrial sector and the strength of the euro against the dollar. Sales in Asia grew strongly, with market share gains and strong demand across the region, particularly in China.

The increase in profitability reflected the increasing share of our Superwool™ product. This, combined with the effect of restructuring and overhead reduction, more than offset the downward pressure of raw material prices and energy costs plus adverse currency effects.

## Trading review

### Thermal Ceramics

In fibres, 2004 saw the continuing market growth of Morgan's patented low bio-persistence fibre, Superwool™, where it is now the leading market producer in Europe. We have also now successfully established the product in North America, and interest is rapidly growing in Japan and elsewhere in Asia.

In 2004 the division made significant progress on its key priorities of cost and overhead reduction, exiting unattractive market segments and positioning for growth. During the year sites were consolidated and closed in Germany; USA; and Canada. This will continue in 2005 with the closure of a facility in Italy. In addition R&D capabilities have been restructured to be more responsive and closer to manufacturing.







Thermal Ceramics experienced severe cost pressure particularly in energy and alumina. Some sales price increases have been achieved to counter this, albeit markets remain highly competitive.

Crucibles
North American sales of the Crucibles division recovered strongly in 2004. The market in Europe was at best flat whilst in Africa and the Middle East the markets were mixed, with some local instability interrupting previous sales growth.
In Asia our sales to China increased by nearly 80% in 2004 from a low base. This was driven by the rapid expansion of the automotive production sector. In Japan, we restructured our core products distribution channel by the formation of a joint venture company with a strong local partner.

## Outlook

Insulating Ceramics is well positioned for 2005. Thermal Ceramics' competitive position is strong with the fibre products benefiting from focused research over the last few years. A new high temperature bio-soluble blanket Superwool™ 607HT is shortly to be launched. Geographically, there is an expectation of further strong growth in Asia, particularly in India and China, supported by our new joint venture with the Chinese ceramics manufacturer Hubei Kailong, and relative stability in Europe and Americas. Markets should remain broadly as in 2004 although we expect growth in the chemical and petroleum industry as well as improvement in automotive, aerospace and white goods. Attractive longer term growth prospects, driven by environmental and regulatory/safety concerns include energy conservation, pollution control, waste management applications and demand for technically advanced solutions in automotive and domestic appliances.

Crucibles' prospects for growth in the Americas and in Asia in the coming year remain good. There are opportunities in North America to further increase penetration of the furnace equipment market, using recently developed innovative solutions.
In Asia, there is continuing opportunity for sales growth, in particular China, and we are dedicating additional resource to this key market in 2005. Cost control will remain a major focus for the business, given the recent background of rising raw material and energy costs. Further development of our low cost manufacturing sites is anticipated. We will continue to explore opportunities to add adjacent products through the development of effective supply partnerships with low cost producers.

# Strengthening financial position.

## Financial review:



In 2004, Morgan Crucible continued to implement its profit improvement programme of cost reductions and profitable growth initiatives.

Total Group turnover was £795.9 million (2003: £849.6 million), a reduction of 6.3% on the previous year. On a continuing business basis Group turnover rose from £748.7 million to £762.8 million, an increase of 1.9%. On a constant currency basis using 2004 actual foreign exchange rates the turnover increase on continuing business was £50.4 million (7.1%).

The table below shows Group turnover and underlying operating profit (defined as operating profit before goodwill amortisation and operating exceptional costs) by division.

| | Turnover | | Underlying operating profit | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| Carbon | **196.1** | 192.1 | **19.6** | 19.2 |
| Technical Ceramics | **135.7** | 126.2 | **6.6** | 0.4 |
| Insulating Ceramics | **249.8** | 258.3 | **17.9** | 16.7 |
| Magnetics | **181.2** | 172.1 | **9.8** | 3.0 |
| Continuing businesses | **762.8** | 748.7 | **53.9** | 39.3 |
| Discontinued businesses | **33.1** | 100.9 | **(0.2)** | 3.3 |
| **Total Group** | **795.9** | 849.6 | **53.7** | 42.6 |

### Underlying operating profit

During 2004, the recovery of our key businesses continued, particularly for the Magnetics and Technical Ceramics divisions. From a geographic perspective, demand in both the Americas and Asia was strong whereas the European market generally remained flat. Overall, continued cost reduction coupled with turnover growth meant that Group operating profit for the year from continuing businesses, before goodwill amortisation and exceptional costs, rose to £53.9 million (2003: £39.3 million) an increase of 37.2% compared to the previous year. Operating profit margins for the year on this continuing business basis were 7.1% (2003: 5.2%).

A comparison of the first and second halves of 2004 shows that the Group was able to improve its operating margins from 6.8% in the first half of the year to 7.3% in the second half.

Operating exceptional costs in the year were £58.7 million comprising £47.5 million of costs for the Group's restructuring programmes and £11.2 million for the settlement of US class actions and associated legal costs. Goodwill amortisation was lower than in the previous year at £6.4 million (2003: £7.5 million).

Corporate exceptional charges totalled £54.8 million (2003: £30.1 million). These corporate exceptional charges came from three sources. Firstly, a loss on sale of businesses of £42.8 million (2003: £21.3 million) arising principally from a £40.3 million loss on the sale of the Auto and Consumer business. Secondly, a loss on partial disposal of businesses of £8.2 million (2003: £6.5 million), including the disposal of the Fulmer brushholder operation in the U.S. The third component of corporate exceptional charges was a loss on disposal of fixed assets of £3.8 million (2003: £2.3 million), relating to various property disposals as part of the restructuring programme.

Net finance charges decreased to £12.2 million from £15.7 million in the previous year reflecting the significant reduction in net debt throughout the year.

A five year summary of the Group's financial results is set out on page 60 of this report.

### Foreign currency impact

The principal exchange rates used in the translation of the results of overseas subsidiaries were as follows:

| | Average rate | | Year end rate | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| US$ | **1.8315** | 1.635 | **1.8834** | 1.790 |
| Euro | **1.4734** | 1.446 | **1.4169** | 1.419 |

### Taxation

Group taxation for the year showed a net charge of £2.9 million (2003: net credit £2.4 million) after taking account of all exceptional charges. The effective tax rate before these items was 25% (2003: 23%).

## Dividend

In view of the need to invest in the profit improvement programme the Board has decided not to declare a dividend. Once the Group is achieving a level of sustained profitability and cash generation, the Board will consider resuming the payment of dividends.

## Earnings per share

Basic earnings per share (EPS), calculated using the overall loss on ordinary activities was a loss per share of 29.5 pence (2003: loss of 31.9 pence). EPS based upon the earnings for the year before all exceptional items and goodwill amortisation was 10.4 pence (2003: 9.1 pence). Details of these calculations can be found in note 11 on page 44.

## Balance sheet

At the year end total capital employed was £240.4 million (2003: £259.8 million). With closing net borrowings of £147.5 million (2003: £249.3 million), gearing at the year-end was 61.4% (2003: 96.0%). The net book value of tangible fixed assets fell to £326.3 million (2003: £386.3 million) as the charge in the year for depreciation of £35.5 million (2003: £43.4 million) and asset write-offs and disposals of £118.5 million exceeded capital additions of £40.3 million (2003: £30.8 million). The ratio of additions to depreciation charge was 1.1 times (2003: 0.7 times). Net current assets decreased to £116.5 million (2003: £143.0 million) at the end of the year.

## Cash flow

Despite £26.0 million of cash costs in the year from operating exceptional items, cash flow from operating activities was £66.7 million (2003: £45.3 million). This performance included a £7.7 million reduction in working capital (2003: reduction of £1.2 million). The overall positive improvement in operating cash performance of £21.4 million allowed the Group to achieve a £23.0 million positive free cash flow for 2004 (2003: outflow of £8.8 million). The overall net debt improvement of £101.8 million since 2003 year end can be attributed to this positive free cash flow, corporate disposals of a net £24.3 million and a net £54.1 million for the Rights Issue in February 2004.

## Treasury policy

Group Treasury acts as a service to the businesses of the Group, not as a profit centre. It operates under policies approved by the Board. Group Treasury seeks to reduce financial risk and to ensure that the Group has sufficient liquidity available to meet all foreseeable needs. It is responsible for all of the Group's funding requirements, cash management and other treasury business. Group Treasury makes limited use of derivative instruments to hedge foreign currencies and interest rates; speculative transactions are not permitted.

Group Treasury prepares a formal report on Treasury activities for the Board at least biannually and reports to the Chief Financial Officer monthly.

## Foreign exchange risks

Subsidiaries are encouraged to manage all material transactional foreign currency exposures using forward contracts. Any items of a more complex nature require approval by Group Treasury. Currency translation risks are controlled centrally. Policy is to manage the translation exposure of major overseas net assets by seeking to match the currency of borrowings with the currency in which the net assets are denominated. The objectives are to maintain a low cost of borrowings whilst maintaining a balanced portfolio of net assets by currency.

## Borrowing facilities and liquidity

All of the Group's borrowing facilities are arranged by Group Treasury and the funds raised are then lent to operating subsidiaries on an arms length basis. In a few cases operating subsidiaries have external borrowings but these are supervised and controlled centrally.

At the end of the year, excluding the US and European receivable financing, the Group's total committed borrowing facilities amounted to £210.9 million of which 12%, or £25.9 million, was due to mature in the following 12 months. At the year end the Group had cash reserves of £56.3 million and undrawn committed facilities of £59.6 million.

The Group's strategy has been to increase the proportion of longer term debt. As a result the Group issued in early 2003, US$105 million of private placement notes with maturities of 7 and 10 years at interest rates of 6.23% and 6.84% respectively. The Group is currently in the process of refinancing the existing three year US$240 million bank syndication that matures at the end of February 2006 with a new multi-currency revolving facility on a longer maturity cycle.

In February 2004 the Group had a fully underwritten Rights Issue which raised £54.1 million net of expenses to fund its restructuring and profit improvement objectives.

## Capital investment

The Group has well-established formal procedures for the approval of investment in new businesses and on capital expenditure to ensure appropriate senior management review and sign-off.

## Interest rate risk

The Group's policy is to borrow principally on a floating rate basis but when appropriate the Group will fix interest rates using interest rate swaps or other instruments. At the year end there were US$60.0 million and €60.0 million of interest rate swaps outstanding. After taking account of these instruments 33% of the Group's gross debt was exposed to floating rates of interest.

## Accounting policies

The Group continues to adopt the transitional requirements of Financial Reporting Standard (FRS) 17 *Retirement Benefits*, and this has been disclosed in note 30 of the accounts. The Directors have considered the existing policies of the Group and concluded that no changes are required.

## International Accounting Standards ("IAS")

The plans to implement IAS are on track and will ensure full compliance will be met in 2005 and beyond.

## Pensions

The Group operates a number of pension schemes throughout the world, the majority of which are of a funded defined benefit type. The largest of these are located in the US, UK and Germany. Provisions totalling £89.2 million are included in the financial statements at the end of the year, a decrease of £4.8 million compared with the previous year. Of this decrease, £0.2 million arose from foreign exchange translation.

On the basis of FRS 17, which compares the market value of a funded pension scheme's assets with an actuarial valuation of its future pension liabilities, the Group's defined benefit schemes showed a net deficit of £81.4 million, an increase of £38.2 million from the previous year. This was, in large part, due to the market reduction in the yield on AA bonds which sets the discount rate for the calculation of FRS 17 liabilities.

## Going concern

In accordance with the recommendations of the Combined Code, the Directors have duly considered the budgets, forecasts, cash flows and the outlook from the operating companies and consider that the Company and the Group has adequate financial resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing these accounts.

**Mark Robertshaw**
Chief Financial Officer

# Executive Directors:

**Warren Knowlton** (58) (USA) †#
Chief Executive Officer

Appointed a Director in December 2002 and Chief Executive Officer in January 2003. Previously he was an Executive Director of Pilkington plc, having first joined Pilkington in 1997 as head of the newly created global Building Products business. He went to Pilkington from Owens Corning where he had worked in various senior executive positions since 1977, most recently as head of their European and African Building Materials business. He has also served since 2000 as a Non-Executive Director of Smith & Nephew plc and chairs the Audit Committee of that Board.

**Mark Robertshaw** (36) †
Chief Financial Officer

Appointed as Chief Financial Officer in October 2004. Prior to joining Morgan he was Chief Financial Officer of Gartmore Investment Management Plc from 2000-2004. He previously worked for the NatWest Group and also spent nine years as a management consultant with Marakon Associates.

## Company Secretary:

**David Coker** (59) †‡

Appointed Company Secretary in 1989 having joined Morgan in October 1988 from the Guthrie Corporation plc. He is a Chartered Secretary and has previously worked in banking and manufacturing connected with the oil and gas industries.

† Members of the Executive Committee

* Member of the Audit Committee

# Member of the Nominations Committee

‡ Not a Director

With the exception of Mr L V Kylberg, all of the non-executive directors are members of the Remuneration Committee.

# Non-Executive Directors:

**Lars Kylberg** (64) (Sweden) *#

Appointed a non-executive Director in September 1996 and appointed Chairman in December 2003. He was previously President and CEO of Saab Scania and Chairman of Haldex A.B. He holds non-executive Directorships with International Business Systems IBC plc and The Generics Group AG.

**Martin Flower** (58)*#

Appointed a non-executive Director in December 2004. He is also the senior independent Director and Deputy Chairman of Severn Trent Plc. He has also had substantial international experience with Coats plc from 1968 - 2004 and was Group Chief Executive of that Group and Chairman of the Board from 2001 - 2004.

**David Godwin** (66)*#

Became a non-executive Director in July 1998 and appointed senior independent non-executive Director in January 2005. He had previously been a senior corporate partner at Cazenove & Co. He is a non-executive Director of PZ Cussons Plc.

**Simon Heale** (51)

Became a non-executive Director in February 2005. Mr Heale is Chief Executive of the London Metal Exchange and a Director of LCH Clearnet Group. He qualified as an accountant in 1978 with Price Waterhouse and has had extensive experience in the Far East having held senior positions with the Swire Group in Japan and Hong Kong and with Jardine Fleming in Hong Kong.

**Joseph MacHale** (53)*

Appointed a non-executive Director in October 2003 and Chairman of the Audit Committee in December 2003. He is a chartered accountant and has had international experience with JP Morgan Securities Limited. He was Chief Executive for Europe, Middle East and Africa in JP Morgan from 1997 to 2001. He is also a non-executive Director of The Royal Bank of Scotland plc and is a trustee and Treasurer of Macmillan Cancer Relief.





# Executive Committee:

**Warren Knowlton**
Chief Executive Officer

**Mark Robertshaw**
Chief Financial Officer

**David Coker**
Company Secretary

**Victoria Gould**
Director of Group Communications

**Andy McIntosh**
Director of Personnel

**Mark Lejman**
CEO Carbon

**Andrew Hosty**
CEO Technical Ceramics

**Philip Wright**
CEO Crucibles

**Hartmut Eisele**
CEO Magnetics

**John Simons**
CEO Thermal Ceramics

**Gareth Rowlands**
Director of Operations and Technology

**Kevin Dangerfield**
Group Controller

**Chris Armstrong**
Director of Information Technology

1- From left:
David Coker
Warren Knowlton
Simon Heale
Mark Robertshaw

2- From left:
David Godwin
Lars Kylberg
Martin Flower
Joseph MacHale

3- From left:
Hartmut Eisele
John Simons
Warren Knowlton
Andrew Hosty
Mark Lejman
Philip Wright

4- From left:
Andy McIntosh
David Coker
Victoria Gould
Mark Robertshaw
Chris Armstrong
Kevin Dangerfield
Gareth Rowlands





The Directors present their report together with the financial statements and auditors' report for the year ended 4 January 2005.

### Principal activities and business review

The Company is the ultimate holding company of a group of subsidiary undertakings engaged in the manufacture and marketing of carbon, ceramic and magnetic components for application in a wide range of industries and services (the "Group"). A review of developments affecting the Group during the year and its prospects for the future appear on pages 1 to 13.

### Disposals

The Company disposed of a number of its businesses during the year under review. The Group's Auto and Consumer Business was sold for US$55.5 million (£30.5 million) at a loss of £40.3 million. The Company's subsidiary, Morgan Advanced Ceramics Limited sold the business and assets of its E/M Coatings facility in the UK for £3.4 million at a loss of £0.2 million; the Company's subsidiary, Morgan Advanced Ceramics Inc. sold the business and assets of its Coatings facility in Peachtree City, USA for US$6.35 million (£3.55 million) at a loss of £0.9 million; the U.S. Fulmer Brushholder business of the Company's subsidiary, National Electrical Carbon Products Inc, was sold for US$2 million (£1.1 million) at a loss of £5.9 million; the Company disposed of its subsidiary, Morgan Advanced Ceramics SAS in France for €1.2 million (£0.9 million) at a loss of £1.4 million.

### Share capital

The Company's share capital, together with details of shares issued during the year (including 58,019,093 Shares issued by the Company pursuant to a Rights Issue in February 2004), are set out in note 23 on page 51.

### Financial results

The loss after taxation for the year ended 4 January 2005 was £81.3 million (2003: loss £75.6 million). Loss before tax for the same period was £78.4 million (2003: loss £78.0 million). Turnover was £795.9 million (2003: £849.6 million) and operating profit before goodwill, amortisation and operating exceptionals was £53.7 million (2003: £42.6 million). Loss per share was 29.5 pence (2003: loss per share 31.9 pence). Capital and reserves at the end of the year were £240.4 million (2003: £259.8 million) The retained loss of £83.1 million will be transferred to reserves. The Group's accounting policies can be found on pages 32 and 33.

### Profit appropriations

No dividends were paid in respect of the Ordinary capital relating to the period under review. It is not proposed to pay a final dividend.

### Policy on the payment of creditors

The Company's policy in relation to its suppliers is, where possible, to settle terms of payment when agreeing the terms of the transaction and to abide by those terms, provided that it is satisfied that the supplier provided the goods and services in accordance with the agreed terms and conditions. The Company and its subsidiaries do not follow any one code or standard on payment practice due to the diverse nature of the global markets in which the Group operates.

The number of days' purchases outstanding for payment by the Company at the end of the year was 25 days and for the Group was 40 days.

### Research and development

The spend on research and development, which excludes the amounts spent working with customers by way of product enhancement and application engineering, was £11.7 million during the year (2003: £15.7 million).

### Personnel

Details of the Company's and the Group's personnel policies and employee involvement are disclosed on page 23.

### Employee share and share option schemes

The Company operates a number of employee share and share option schemes. Under the rules of the Morgan Crucible Long Term Incentive Plan ("LTIP"), awards have been made to 59 employees. Under the rules of the employee and executive share option schemes, 833 employees have options over the Company's Ordinary shares. Details of the outstanding options are given in note 23 on page 51. In addition 189 German employees are currently participating in the German Employee Share Option Scheme. There are currently no participants in the Company's US Employee Share Purchase Plan following the maturity of outstanding options during 2004.

### Directors

All those who served as Directors throughout the year under review are listed on pages 16 and 17.

In addition Mr N Young was a Director at the beginning of the year but resigned as a Director on 14 September 2004 and Mr M Robertshaw was appointed a Director of the Company on 20 October 2004. Sir Alan Cox and Sir Clive Whitmore retired as non-executive Directors on 23 April 2004 and 31 December 2004 respectively. Mr M Flower was appointed a non-executive Director of the Company on 10 December 2004. Since the year-end Mr S Heale was appointed a non-executive Director on 18 February 2005. In addition the Company announced the appointment of Dr H Eisele and Mr M Lejman as executive Directors to be effective from 1 March 2005.

The details of those Directors who will be offering themselves for election and re-election at the forthcoming Annual General Meeting on 22 April 2005 will be set out in the Circular to Shareholders which will be posted in March 2005.

Details of the background and experience of all the Directors and details of Board Committees on which they serve can be found on pages 16 and 17.

### Donations

Morgan companies made the undermentioned charitable donations.

| | |
|---|---|
| United Kingdom | £89,257 |
| Overseas | £79,625 |
| | £168,882 |

No political donations have been made.

### Substantial shareholdings

The Directors have been advised of the following holdings representing 3% or more of the issued Ordinary share capital of the Company:

| Company | Number of Ordinary shares | % |
|---|---|---|
| Schroder Investment Management Limited | 29,199,031 | 10.06 |
| Classic Fund Management A.G. | 12,986,570 | 4.47 |
| Standard Life Investments | 12,309,219 | 4.24 |
| Morley Fund Management Limited | 10,723,373 | 3.69 |
| Legal & General Group Plc | 10,027,472 | 3.45 |

### Post balance sheet events

There have been no material events since the year-end.

### Auditors

KPMG Audit Plc have expressed their willingness to continue in office and a resolution for their reappointment will be proposed at the forthcoming Annual General Meeting.

### Annual General Meeting

The Annual General Meeting of the Company will be held on 22 April 2005 at St. Anne's Manor Hotel, London Road, Wokingham, Berkshire RG40 1ST. A Circular will be sent to shareholders in March incorporating the Notice of Annual General Meeting and detailing any special business to be transacted at that time.

By Order of the Board

**David Coker** Secretary

22 February 2005

Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP.
Registered in England, No. 286773

**Statement by the Directors on compliance with the Combined Code**

The Board of Directors of the Company supports the principles of corporate governance set out in the new Combined Code ("the Code") on Corporate Governance introduced by the Financial Services Authority in July 2003. It confirms that throughout the year ended 4 January 2005 the Company has been in compliance with the Code's provisions, with the exception of separate non-executive Director meetings and Board performance evaluation. Both are discussed in detail below, and procedures to comply with both are currently being implemented. In addition, the Board has considered, and where appropriate implemented, the guidelines on corporate social responsibility issued by the Association of British Insurers, as updated in February 2003.

Information on how the Company has applied the principles of the Code and the ABI guidelines on corporate social responsibility disclosure are included in this section on Corporate Governance, the review of Corporate Responsibility and the Report of the Remuneration Committee.

The Board maintains a Corporate Governance Manual which is reviewed and updated annually.

**Directors**

**The Board**

The Board is collectively responsible for the success of the Company. The Board is satisfied it has met the Code's requirements for its effective operation. It has set the Company's strategic aims and values, and ensured there is a framework of prudent and effective controls which enable risk to be assessed and managed. The Directors confirm that during the year they have carried out a review of the effectiveness of the system of internal financial control and risk management, and of management performance evaluation.

Biographies of the Directors and their membership of relevant Committees is shown on pages 16 and 17. During the year, a number of changes were made to the Board; following the Annual General Meeting Sir Alan Cox retired on 23 April, Mr M Robertshaw was appointed as Chief Financial Officer on 20 October, replacing Mr N Young. Sir Clive Whitmore retired on 31 December 2004 and Mr M Flower was appointed to the Board on 10 December 2004. The Board has named Mr D Godwin as senior independent Director in place of Sir Clive Whitmore. Since the year-end Mr S Heale was appointed a non-executive Director on 18 February 2005 and the Company has also announced the appointment of Dr H Eisele and Mr M Lejman as executive Directors on 1 March 2005.

Attendance at Board meetings and at Audit, Remuneration and Nomination Committee meetings are set out in the table below.

| | Board | Audit | Remuneration | Nomination |
|---|---|---|---|---|
| Number held | 6 | 5 | 6 | 2 |
| Lars Kylberg | 6 | 5 | 6 | 2 |
| Warren Knowlton | 6 | – | – | 2 |
| Sir Alan Cox | 2 (2) | 2 (2) | 1 (1) | – |
| Martin Flower | 1 (1) | 1 (1) | 0 (0) | 0 (0) |
| David Godwin | 6 | 5 | 5 | 2 |
| Joseph MacHale | 6 | 5 | 5 | 2 |
| Mark Robertshaw | 1 (1) | – | – | – |
| Sir Clive Whitmore | 4 | 3 | 6 | 2 |
| Nigel Young | 3 (3) | – | – | – |

The numbers in brackets denote the maximum number of meetings a Director could have attended, allowing for the period during which he was a Board or committee member if less than the full year under review.

The Board met formally six times during 2004.

There is a schedule of matters specifically reserved for the Board, including the acquisition and disposal of businesses, the issue of shares, significant contractual commitments, the review of effective risk management processes, major capital expenditure and corporate social responsibility. There is a formal agenda for each meeting of the Board, with all Directors able to request items to be added. Various matters are delegated to duly authorised subcommittees of the Board. These committees met regularly in 2004.

During 2003 the non-executive Directors met without the Chairman present. However, reflecting the fact that in 2004 there was a new Chairman, during the year there was no meeting of the non-executive Directors without the Chairman present. With Mr D Godwin now established as senior independent Director it is intended that this practice will be reinstated in 2005.

An appropriate Directors' and Officers' liability insurance policy is in place.

**Chairman and Chief Executive**

Following the practice which has been in force within the Company for many years, the roles of Chairman and Group Chief Executive are separate. This division of responsibilities is clearly established, set out in writing, and agreed by the Board.

**Board Balance and Independence**

In the year under review, the Company complied with the requirement of the Code that there should be a balance of executive and non-executive Directors. At the year end, in addition to the Chairman, the Board comprised two executive Directors and three non-executive Directors. During the year, all of the non-executive Directors' were deemed by the Company to be independent.

Since the year-end two additional executive Directors have been appointed and the Nominations Committee is in the process of seeking further candidates as potential non-executive Directors to ensure continuation of the correct Board balance.

**Appointments and Re-election to the Board**

The Nomination Committee ensures that the Code requirements of a formal, rigorous and transparent procedure for nominations to the Board are met. Candidates for appointment as Director are considered by the Committee, taking advice from external consultants where appropriate. The Nomination Committee is also responsible for implementing the Board's policy on succession planning to ensure that there is planned and progressive refreshing of the Board, as required by the Code. The election or re-election of any individual Director at an Annual General Meeting is considered in each case and is recommended by the Board to shareholders in the circular sent to them with the Notice of Meeting. Each Director must be re-elected every three years and reappointment for a second term is not automatic. Directors' interests are disclosed and none of the non-executive Directors have any direct business relationships with the Company. Further details on the process of selection of Directors are given in the Nomination Committee report.

**Information and Professional Development**

The Code requires that the Board receives, in a timely manner, information in a form and of a quality appropriate to enable it to discharge its duties, and that all Directors should receive induction on joining the Board and should regularly update and refresh their skills and knowledge.

Board papers are generally sent out five days before each meeting. New Directors receive a full, formal and tailored induction on joining the Board, and all have letters of appointment confirming what is expected of them. The Directors have access to the advice and services of the Company Secretary who is also responsible for ensuring that Board procedures are followed and that applicable rules and regulations are observed. The Directors may also seek independent professional advice at the Company's expense in connection with their duties as Directors, and a procedure is in place to facilitate this.

**Performance Evaluation**

During 2004 the Board agreed a process for monitoring its own performance, and that of its Committees and individual Directors, as required by the Code; and will implement this in 2005.

**Remuneration**

Remuneration policy and practice is discussed in the Remuneration report on page 25.

**Accountability and Audit**

The Code requires the Board to present a balanced and understandable assessment of the Company's position and prospects. The Annual Report provides this information under the Chief Executive's review, the Directors' report and the financial statements. The Board also presents updated information in its interim reports and other price sensitive announcements.

A summary of the Directors' responsibilities for the financial statements is set out on page 22 and the "going concern" statement is set out in the Financial Review on page 15.

**Financial Review**

**Internal Control**
The Code requires that the Board maintains a sound system of internal control to safeguard shareholders' investment and the Company's assets. The Board has overall responsibility for establishing and maintaining the Group's system of internal controls and for reviewing their effectiveness. The Directors have delegated the establishment and implementation of the system to the Executive Committee and the monitoring to the Executive and Audit Committees.

The Directors believe that the Group's system of internal financial controls provides reasonable, if not absolute, assurance that the assets of the Group are safeguarded, transactions are authorised and recorded in a correct and timely manner and that such controls would prevent and detect, within a timely period, material errors or irregularities. The system is designed to manage, rather than eliminate, risk and to address key business and financial risks, including social, environmental and ethical risks. The internal control framework complements the Group's management structure. The main features of the formal system for assessing the potential risks to which the Group is exposed are summarised as follows:

**Financial reporting** A detailed budgeting system for each global business exists with an annual consolidated budget reviewed and approved by the Board. Businesses present their revenue and capital expenditure budgets to the Executive Committee for approval. Monthly results for the Group are presented to the Executive Committee and the Board, including comparisons against budget and the prior year. The Group's annual and half yearly results are reported externally, in addition to appropriate trading statements. The annual results are audited and the half yearly results are reviewed by the auditors.

**Performance monitoring** There are regular meetings of the Board and of the Executive Committee. A comparison of forecast and actual results is considered, including cash flows and comparisons against budget and the prior year. Global Business management meetings are also held regularly to review performance. Presentations of actual and forecast performance are made to the Executive Committee by the Group's Global Business Presidents. In addition, regular site visits are made by members of the Executive Committee.

**Risk management** The identification of major business risks is an ongoing process, and is carried out in conjunction with operating management. Steps are taken to mitigate or manage any material risks identified. The Board, either directly or through the Audit Committee, receives regular reports on financial, treasury, taxation, insurance, pension, legal, information systems and social, environmental and ethical risks from the Executive Committee. The Global Business Presidents cover risk issues at their management meetings and Business Risk Management Committees help ensure that internal control and risk management is embedded into the Group's operations.

**Risk factors** The business of Morgan is affected by a number of factors, many of which are influenced by macroeconomic trends and are therefore outside the Company's immediate control, although as described above the identification and management of such risks are systematically assessed. Supply chain related risks are now being incorporated into this systematic assessment.

**Audit Committee and Auditors**
The Code requires that the Board establishes formal and transparent arrangements for considering how the Directors apply the financial reporting and internal control principles, and for maintaining an appropriate relationship with the Company's Auditors. This requirement is met by the work of the Audit Committee, as described below, and by the audit work carried out by the Company's external Auditors, KPMG Audit Plc. The Audit Committee has received from KPMG Audit Plc confirmation that its general procedures support their independence and objectivity in relation to non-audit services. After considering such procedures the opinion of the Audit Committee was that the Auditors' objectivity and independence was safeguarded despite the provision of non-audit services by KPMG Audit Plc.

**Relationship with Shareholders**

**Dialogue with shareholders**
The importance of dialogue with major shareholders in the Company is recognised and meetings are held in order to achieve a mutual understanding of objectives. In this respect, the Chief Executive and Chief Financial Officer make themselves available to major shareholders as appropriate throughout the year, in particular at the time of the preliminary and interim announcements. The Chairman and Senior Independent Director hold separate meetings with major shareholders when requested. Non-executive Directors are encouraged to attend investor briefings. The Company's website is also used for informing existing and potential investors of Morgan's results and other developments.

**Constructive use of the Annual General Meeting**
The Annual General Meeting is normally attended by all members of the Board and by a representative of the Auditors. At the end of the Meeting the results of the proxy voting on all resolutions are provided for all attendees. In addition, following the formal Meeting, individual shareholders have an opportunity to meet personally with the Directors and other senior management.

**Board Committees**

The terms of reference of the following Board committees are available upon request and are on the Company's website.

**Audit**

Membership as at 4 January 2005 consisted of Mr D Godwin, Mr M Flower and Mr J MacHale who is the Committee Chairman, all of whom are independent Directors. The Committee has the power to, and does, request the attendance at meetings of any Director, auditor or member of management as may be considered appropriate by the Chairman of the Committee. The Committee also meets with the auditors without the presence of executive Directors or other members of management.

The Audit Committee's terms of reference are:

- monitoring the integrity of the financial statements of the Company, and any formal announcements relating to the Company's financial performance, and reviewing significant financial reporting judgements contained in them;
- reviewing the Company's internal financial controls and, unless expressly addressed by a separate Board Risk Committee composed of independent Directors, or by the Board itself, to review the Company's internal control and risk management systems;
- monitoring and reviewing the effectiveness of the Company's internal Audit function;
- making recommendations to the Board, for it to put to the shareholders for their approval in general meeting, in relation to the appointment, reappointment and removal of the external Auditor and to approve the remuneration and terms of engagement of the external Auditor;
- reviewing and monitoring the external Auditor's independence and objectivity and the effectiveness of the Audit process, taking into consideration relevant UK professional and regulatory requirements; and
- developing and implementing policy on the engagement of the external Auditor to supply non-audit services, taking into account relevant ethical guidance regarding the provision of non-audit services by the external Audit firm; and to report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

The work of the Committee in discharging those responsibilities in 2004 included:

- reviewing the Group's 2003 financial statements and 2004 interim results statements prior to Board approval;
- reviewing the Circular for the Rights Issue;
- reviewing the potential impact on the Group's financial statements of the proposed International Financial Reporting Standards;

- assessing the Group's main business risks and receiving regular updates on areas of risk in financial control in accordance with the Turnbull Committee guidance;
- reviewing the effectiveness of internal audit; and
- confirmation of external Auditor terms of engagement and fee structure, and monitoring the non-audit work of the Auditors, which in 2004 principally consisted of advice on the Rights Issue, and the disposal of the Auto and Consumer business.

The Audit Committee has also reviewed arrangements by which staff of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters, and is ensuring these arrangements are more widely promulgated.

**Remuneration**

Membership as at 4 January 2005 consists of Mr D Godwin who is the Committee Chairman, Mr J MacHale, and Mr M Flower.

The Remuneration Committee has responsibility for setting remuneration for all executive Directors and the Chairman, including pension rights and any compensation payments. The Committee also recommends and monitors the level and structure of remuneration for senior management. The definition of "senior management" for this purpose includes the management below Board level. The Committee is assisted in its duties by the Group Chief Executive, the Company Secretary and the Director of Group Personnel, none of whom takes part in discussion of their own remuneration or votes on any resolution.

The Committee also has the power to request, for all or part of any meeting, the attendance of any Director or member of management as may be considered appropriate by the Chairman of the Committee.

The Committee reviews contracts and authorises the remuneration, performance-related and discretionary bonuses (including performance targets) and other benefits of the executive Directors. All executive Directors are on 12 months' notice of termination. It is policy to disclose the fees of any executive Director who serves as a non-executive Director of another company. Mr W Knowlton serves as a non-executive Director of Smith and Nephew plc and his fees in this regard are shown on page 28.

The Committee uses specialist remuneration consultants where appropriate. These consultants have no other connection with the Company.

The Committee sets relevant criteria for awards granted by it under the Company's various share and share option schemes. In 2004, shareholders were invited specifically to approve all new long-term incentive schemes (as defined in the Listing Rules) and details of these schemes can be found in the Report of the Remuneration Committee on page 26.

The non-executive Directors do not participate in share schemes and bonuses nor do they qualify for pension benefits.

During 2004 this Committee met on six occasions. The Report of the Remuneration Committee, which includes details of Directors' remuneration and Directors' interests in options and shares is set out on pages 25 to 29.

**Nomination**

Membership as at 4 January 2005 consists of Mr L Kylberg as Chairman, Mr D Godwin, Mr M Flower and Mr W Knowlton. The Committee has the power to request the attendance of any other Director or member of management, for all or part of any meeting, as may be considered appropriate by the Chairman of the Committee.

The Nomination Committee leads the process for Board appointments and makes recommendations to the Board. A majority of members of the Nomination Committee are independent non-executive Directors. Mr L Kylberg chairs the Committee, but would not chair the Nomination Committee when it is dealing with the appointment of his successor.

The Nomination Committee evaluates the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepares a description of the role and capabilities required for a particular appointment.

There is a clear policy in place for the appointment of a Chairman, and this was implemented in 2003. The policy requires that the Nomination Committee prepares a job specification, including an assessment of the time commitment expected, recognising the need for availability in the event of crises. A Chairman's other significant commitments would be disclosed to the Board before appointment and included in the annual report. Changes to such commitments would be reported to the Board as they arose, and would be included in the next annual report.

The terms and conditions of appointment of non-executive Directors are available for inspection. Their letters of appointment set out the expected time commitment, as non-executive Directors are asked to undertake that they will have sufficient time to meet their commitments to the Company. Their other significant commitments are disclosed to the Board before appointment, with a broad indication of the time involved and the Board is informed of subsequent changes. The terms of appointment for non-executive Directors do not include a notice period.

During 2004 one new non-executive Director and a new Chief Financial Officer were appointed. The appointment process included the use of external recruitment consultants to provide information on potential candidates and to draw up a shortlist to present to the Nomination Committee, which then interviewed the candidates and submitted recommendations to the Board.

**Directors' responsibilities for the financial statements**

Company law requires the Directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period. In preparing those accounts, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that the accounts comply with these requirements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By Order of the Board

**David Coker** Secretary
22 February 2005

Morgan has a long-standing commitment to its social, environmental and ethical responsibilities, and the Board takes overall responsibility for corporate responsibility policies and processes. Mr W Knowlton takes executive responsibility, supported by Mr G Rowlands, Director of Operations and Technology, who is the executive committee member responsible for the Group's Environmental and Health and Safety matters.

**Core values statement**

In 2004 the Board approved the Morgan core values statement, as set out below. It was published on the website, www.morgancrucible.com and communicated to employees via Morgan's in-house magazine *Morgan 360°*. It is also being reproduced in poster form and translated into the appropriate languages for display in Morgan facilities worldwide. Global business leaders will introduce monitoring arrangements to assess progress on local practices.

***One company – common culture***
*We are committed to acting with integrity when dealing with our customers, employees, shareholders, suppliers and the wider community, so that we continue to maintain the trust and confidence of those with whom we deal. We aim to be vigilant and proactive in respect of environmental and health and safety matters. Our common culture is critical to the continued growth and development of Morgan.*

***Customers – who are satisfied and appreciate great service***
*We aim to provide products and services of the highest technical standards, appropriate to our customers' own requirements. It involves staying close to customers and building effective relationships that will allow needs to be identified early and to be quickly satisfied. It is about taking pride in our work, products and company and being accountable for our actions.*

***Employees – who work with pride and enthusiasm because they are valued***
*Our employment policies are designed to ensure equal opportunity and diversity irrespective of sex, race, religion, culture, creed, age or disability.*

*We encourage employees to develop their skills through training programmes and we keep them informed through local and Company wide communication initiatives. We aim to develop people through trusting them with freedom to act and responsibility.*

*We require all employees to act in an ethical manner both within the Company and in dealings with other organisations and to comply with all applicable laws.*

***Investors – who expect us to deliver superior returns***
*We seek to deliver long-term sustainable shareholder value through the responsible management of Morgan's assets, both tangible and intangible. We will provide timely and accurate information to shareholders on our activities and performance. All our business transactions will be fairly and accurately reflected in our accounts and our accounting records will reflect and describe the nature of the underlying transactions in accordance with established procedures.*

***Suppliers and business partners – who work with us through mutual understanding***
*We commit to work with our suppliers and partners in mutually beneficial ways, and to require that, so far as is practicable, our suppliers through the supply chain and our joint venture partners and contractors, act in accordance with our values.*

***Environmental, health and safety matters – which are a major priority***
*We are committed to environmental sustainability in our product development programmes and strive to minimise the impact of our operations on the environment. We are also committed to ensuring that the working environment is safe and that all individuals take responsibility for achieving this. To this end we will measure, appraise and report our performance.*

***The wider community – in which we are active***
*We strive to work with the communities where we have operations, to be sensitive to local issues and to be aware of wider community and governmental issues.*

***Compliance***
*The Board and Executive Committee will monitor compliance with this statement of core values.*

**Human resources**

Morgan's employment policies insist on full compliance with UN guidance on human rights and minimum working age, and ensure equal opportunity and diversity amongst employees, regardless of sex, race, religion, culture, creed, age or disability.

The continuing restructuring during 2004 meant that, as in 2003, the main priority was to ensure that the closure, disposal and reorganisation procedures were properly implemented so that employees affected were treated fairly and with dignity.

HR management and procedures were further strengthened to help ensure that best practice is adopted across the Group. In addition to an annual global HR conference, regional HR councils have been set up in Europe and the US, and it is planned to extend these to other regions in 2005. New HR appointments have been made, for instance in China, and during 2005 the HR processes in the Chinese operations will be reviewed.

The European Employee Forum, established in 1996, continues to be a powerful forum for communication and for 2005 will include the new members of the EU.

Training and development has also continued at operational level, organised by the General Business Units, and by the central HR function.

**Environmental and Health and Safety matters**

The key features of the Group's EHS policy, which applies to the whole Group are to:

- comply with EHS legislation, regulations and other applicable requirements;
- minimise the environmental impact of historic, current and future operations;
- conduct operations in such a manner as to avoid unacceptable risk to human health and safety;
- supply products that will not present unacceptable risk to human health and safety when used in compliance with product safety communications and common safety practices;
- establish measurement tools for and continuously monitor EHS performance; and
- set objectives for the continuous improvement of EHS performance.

A key part of Morgan's management processes is the programme of EHS compliance audits. Twenty-four sites were audited during the year, using external auditors in Europe and Asia and in-house resources in North America. These audits, and the associated corrective action plans, have been supplemented by specific environmental assessments associated with the Group restructuring projects.

The Group is publishing its first EHS report, covering 2004, and including further details of the Group's EHS policies, management processes, targets, key environmental impacts and health and safety performance. This will be available on the Group's website in April 2005.

Group EHS targets include:

a. To extend compliance with ISO14001, or equivalent environmental management systems, to 50% of the Group's manufacturing capacity by the end of 2005.

b. To maintain reporting by the Group's manufacturing facilities of $CO_2$ emissions, water usage and waste, to enable collective and individual site improvement targets to be set.

c. To achieve a 20% reduction of the specific $CO_2$ emissions, water use and waste (i.e. per unit value of sales) by the end of 2005, compared to 2003.

d. To further develop the reporting by the Group's manufacturing facilities of health and safety data and key performance indicators.

e. To agree Group-wide health and safety improvement targets on lost time from workplace accidents. Collective targets are 15% reductions of lost working time incidents and rate by the end of 2005, compared with 2003.

f. To develop baseline health and safety policies and procedures to minimise the impact on the business of occupational health and safety issues.

g. To conduct an environmental impact assessment programme during 2005 covering major production sites.

In addition to Group targets, our businesses set targets and undertake initiatives appropriate to their specific opportunities for improvement.

For example in the USA, National Electrical Carbon Products has a programme to replace its boiler incinerator which will improve efficiency and reduce consumption of natural gas. Also in the USA, Technical Ceramics and Carbon have been focusing on reducing lost time incidents, whilst Crucibles have been working to minimise manual handling. Further case studies and examples are included in the Group's EHS report covering 2004, which will be published on the Group's website.

**Ethical trading**

Appropriate employees across the Group have completed anti-trust compliance training. In addition, for those employees who received training during 2002/2003, annual independent audits have shown that such procedures have been strictly followed within those businesses. In addition, the standard terms and conditions of purchase are being amended to ensure that major suppliers are aware of and agree to abide by Morgan's own core values.

**Community involvement**

The Group's substantial restructuring affected the extent of support to community projects in 2004, but Morgan's commitment has remained unchanged, and as the business worldwide improves and grows, it is envisaged that community initiatives will increase.

During 2004, the Group continued to support and fund the joint Barnardo's/Outward Bound initiative in the UK, and has increased its financial commitment to the project so that more under-privileged children can benefit from the life-enhancing experience provided by Outward Bound.

Amongst initiatives at operating company level:

- In Thermal Ceramics, Murugappa MTC in India has taken an active supporting role in the anti-polio campaign, has been administering the vaccination programme for children under five and has undertaken the alteration and modification of the local primary Health Care facility.
- Carbon in South Africa has been involved in holding education classes for adults within the community focusing upon improving reading and writing skills.
- In Technical Ceramics, the Stourport UK facility continues to sponsor the local football team. In the USA the Hudson facility provides volunteers for a number of activities for United Way, the national movement which helps local communities address their most critical issues.
- Within Magnetics, a choir formed by employees at VAC in Hanau has given concerts during the year in support of local community care programmes.

In addition to the time given for charitable purposes by many Morgan employees throughout the world, in 2004 Morgan also provided £168,882 in charitable donations (2003: £113,562).

**CSR verification**

The Board has considered the potential for external verification of the Group's CSR performance, but in 2004 has limited this to external professional advice on specific health and safety and environmental matters as required.

By Order of the Board

**David Coker** Secretary
22 February 2005

**Composition of the Remuneration Committee**

The present members of the Committee are Mr M Flower and Mr J MacHale, both of whom are independent, under the Chairmanship of Mr D Godwin who is the senior independent non-executive Director. The biographies of the Committee members are listed on pages 16 and 17. Sir Clive Whitmore, who was also the senior independent non-executive Director, was Chairman of the Committee throughout the year prior to his retirement on 31 December 2004.

**Compliance**

The principles applied by the Remuneration Committee in forming their policy for 2004 were consistent with the best practice provisions of the Principles of Good Governance and Code of Best Practice issued by the Financial Services Authority ("the Combined Code") and the Company has throughout the year under review complied with the provisions set out in The Director's Remuneration Report Regulations 2002 and with the Listing Rules.

**Policy on remuneration of executive Directors and senior executives**

**a) Total Level of Remuneration**
The Remuneration Committee aims to ensure that remuneration packages offered are competitive and designed to attract, retain and motivate executive Directors and senior executives of the right calibre in order to run the Company successfully. This approach is considered to be vital during the present climate of change through which the Group is progressing. The Committee consults with the Chief Executive, the Director of Group Personnel and external remuneration consultants, which enables appropriate comparisons to be made.

The intention is to ensure rewards are linked to corporate and individual performance. This policy takes account of the decentralised and differing nature of the Morgan businesses in addition to reflecting the technical challenges which the Company faces in a global market place. Performance is assessed against the performance of the relevant global business in respect of the remuneration of senior Global Business Presidents and against the performance of the Group for the remainder of the Executive Committee.

**b) The Main Components**
The Committee has agreed that going forward greater emphasis should be placed on performance related reward policies with measurable targets. These are designed to reduce the proportion of fixed remuneration and provide for a growing element of "at risk" pay, which is only available when good results are achieved. In this way, there is a strong link between reward and performance which should be beneficial to shareholders, employees and the Company. The targets are set on the basis of being challenging performance criteria reflecting the objectives of the Company.

The main components are:

**i Basic Salary**
Basic salary for each executive Director is determined by the Remuneration Committee, taking into account the performance of the individual and information taken from independent sources covering 330 of the FTSE 350 companies and some 2,000 directors on the rates of salary for similar jobs in a selected group of comparable companies. The Committee relies on specific comparator information taken from a relevant Towers Perrin Executive pay review and also from the Incomes Data Services Directors Pay Reports. A salary review for Directors and senior executives was carried out in July 2004.

**ii Annual Bonus**
The targets for annual bonus are set by the Remuneration Committee balancing the short-and long-term requirements. Challenging goals are set, which must be met before any bonus is paid. Significant "stretch" targets must be achieved before maximum bonus is paid. A percentage of the bonus is related to the achievement of personal objectives. The annual bonus is not pensionable. For 2005, a scheme has been designed to reward the achievement of significantly "stretched" targets and foster the continued development of inter-divisional co-operation and collaboration. It is focused upon achieving excellent performance in operating profit and operating cash flow. It provides the opportunity of earning a bonus of up to 90% of basic salary, with 60% being provided through the operating profit performance and 30% deriving from operating cash flow.

Operating profit (EBITA) is defined as earnings before interest, tax and amortisation costs. For these purposes, operating profit will exclude all exceptional costs (e.g. restructuring costs, corporate disposals of businesses and property and significant one-off litigation costs relating to prior year) and any major one-off non-operating charges (e.g. special one-off pension contributions).

Operating cash is defined as the EBITA adjusted for depreciation charge (non-cash item) movements in working capital, provisions, capital expenditure, profit and loss on sale of plant and machinery, operating tax charges and net finance charges. For these purposes operating cash flow will exclude any exceptional one-off cash costs as defined above plus, major one-off tax claims, dividends or any corporate cash flow such as Rights Issues or purchase of shares.

No bonus is payable until 90% of budget is achieved, which in 2005 will be a considerable stretch when compared with last year's actual. The mechanism for payment of up to 90% of basic salary will be based as follows:

| Operating profit | % of basic salary payable |
|---|---|
| 90% of Budget | 12 |
| 110% of Budget | 35 |
| 122% of Budget | 60 |

| Operating cash | % of basic salary payable |
|---|---|
| 90% of Budget | 5 |
| 110% of Budget | 15 |
| 122% of Budget | 30 |

In addition up to 10% of salary is available for the achievement of personal objectives.

The same scheme is available to the members of the Executive Committee.

The Group Chief Executive has the opportunity to earn up to 100% of basic salary.

The above is considered to be appropriate because it will align executive reward with shareholder return.

A similar scheme existed in 2004. The mechanism for payment of the 2004 bonus was as follows:

| Operating profit | % of basic salary |
|---|---|
| 120% of 2003 actual | 7.50 |
| 2004 budget | 37.50 |
| | |
| Free cash flow | |
| 3 x 2003 actual | 2.50 |
| 2004 budget | 12.50 |

As the budgets for 2004 were exceeded, the scheme for 2004 provided a payout of 50% of basic salary based on the sliding scale above plus a further 10% for achievement of personal objectives making a total of 60%. The figures for the executive directors are shown in the table on page 28. The bonus for Mr W Knowlton was 100%.

**iii Share Schemes**
The Company believes that share ownership by the executive Directors and senior executives strengthens the link between their personal interests and those of the shareholders.

In 2003, the Remuneration Committee reviewed the operation of the existing long-term incentive plan and the Company's other share schemes in conjunction with remuneration advisers Inbucon Consulting. As a result, at the AGM in 2004, shareholders approved the introduction of a new long-term incentive plan ("the 2004 LTIP") and a new executive share option scheme ("the 2004 ESOS"). The Company also renewed its all-employee Sharesave Scheme and took the opportunity to extend a similar scheme to employees in Germany.

Participation in the 2004 LTIP is offered to the executive Directors and other key executives. In 2004, awards were made to 59 employees around the world, including the executive Directors. Participation in the 2004 ESOS is generally offered to other senior executives. In 2004, options were granted to 113 employees around the world. Mr M Robertshaw received grants under both plans shortly after joining the Company, as is common market practice. The details are shown on page 28.

Awards under both the 2004 LTIP and the 2004 ESOS will vest on the third anniversary of the date of grant, but only to the extent that the Company's total shareholder return (TSR) can be viewed favourably when compared with the TSR of a group of comparator companies. For the grants made in 2004, the comparator group is the companies which made up the FTSE 350 Index at the date of grant. If the Company's TSR over the three financial years 2004-2006 places it at the median of the comparator group, 30% of an award will vest and an award will only vest in full if the Company's TSR places it in the upper quartile of the comparator group. In addition, awards will only vest if the Remuneration Committee is satisfied that the Company's underlying financial performance over the period justifies vesting. The Committee with the assistance of Inbucon, consulted with shareholder representatives to determine the criteria and much appreciate their advice.

Full details of all options in issue are shown on page 28.

The Committee have agreed to a request from Mr W D Knowlton that the options originally intended to be granted to him in January 2005 and January 2006 be put back into the available pool for other executives within the Group.

Those Directors who received options under the Company employee Sharesave scheme are shown in the table below. No performance conditions apply to those options.

The Morgan General Employee Trust holds a total of 5,084,031 shares.

The Committee has sought advice from Inbucon on its share schemes and on the LTIP.

**c) Companies used for Comparison**
In assessing all aspects of pay and benefits, Morgan compares the packages offered by similar companies. These companies are chosen having regard to:

i the size of the company – its turnover, profits and number of people employed;

ii the diversity and complexity of its businesses;

iii the geographical spread of its businesses; and

iv its growth and expansion profile.

**d) Company Policy on Contracts of Service**
Mr W D Knowlton, who joined the Company in December 2002, was appointed Chief Executive Officer on 6 January 2003 and had a two-year notice period in his service contract which reduced to one year with effect from the AGM held in 2003. Mr M Robertshaw was appointed Chief Financial Officer on 20 October 2004, and has a one-year notice period. All executive Directors are now on a one-year notice period. Morgan will apply the principle of mitigation to any payment of compensation on termination. The following table shows details of the contracts currently in place for Directors who have served during the year:

| Name | Date of contract | Unexpired term | Notice period | Provision for compensation |
|---|---|---|---|---|
| Mr W Knowlton | 09.12.02 | 1 yr 5 mths | 1 yr | Notice period |
| Mr M Robertshaw | 01.10.04 | 23 yrs 2 mths | 1 yr | Notice period |
| Mr N Young | 08.04.02 | resigned | 1 yr | See schedule of Directors benefits on page 28 |

**e) Company Pensions Policy regarding Executive Directors**
Morgan's executive Directors, with the exception of Mr W Knowlton, participate in The Morgan Group Senior Staff Pension and Life Assurance Scheme which is a contributory, Inland Revenue approved, final salary, funded occupational pension scheme. Its main features are:

i a normal pension age of 60;

ii pension at normal pension age of two thirds of final pensionable salary, subject to completion of 15 years' service for those who commenced their employment with the Group on or before 17 March 1987 and 20 years in respect of post March 1987 employment;

iii life assurance cover of four times basic salary; and

iv dependant's pension on death.

Pensionable salary is the member's basic salary averaged over the three years prior to retirement. All plan benefits are subject to Inland Revenue limits.

In addition, where an executive Director's benefits in the approved scheme are limited by the "Earnings Cap" imposed by the Finance Act 1989, the Director may participate in the Morgan Additional Retirement Scheme which is a non-contributory, Inland Revenue unapproved, defined contribution, occupational pension scheme. This scheme provides a tax-free lump sum retirement benefit at a normal pension age of 60, derived from employer contributions based on the pensionable salary under the applied scheme. However, as the scheme is unapproved by the Inland Revenue, employer contributions are treated as "benefits-in-kind" for income tax purposes. The Director may also elect to receive life assurance cover of four times basic salary in excess of the "Earnings Cap", the cost being deducted from the employer contribution.

Mr W Knowlton, who is not a member of the above schemes, receives a pension allowance derived from employer contributions based notionally on the approved scheme pensionable salary.

**f) Total shareholder return**
The following graph charts the total cumulative shareholder return for the five-year period to 4 January 2005:

**Total shareholder return for the five-year period 5 January 2000 to 4 January 2005**


160
140
120
100
80
60
40
20
0
FTSE 350
Morgan Crucible
Jan 00
Mar 00
May 00
Jul 00
Sep 00
Nov 00
Jan 01
Mar 01
May 01
Jul 01
Sep 01
Nov 01
Jan 02
Mar 02
May 02
Jul 02
Sep 02
Nov 02
Jan 03
Mar 03
May 03
Jul 03
Sep 03
Nov 03
Jan 04
Mar 04
May 04
Jul 04
Sep 04
Nov 04
Jan 05

The index selected was the FTSE 350 as it was considered to be a broad comparator group of companies.

**Directors' Interests**

Directors' interests in the Ordinary share capital of the Company are as follows:

| | As at 5 January 2004 or date of appointment | As at 4 January 2005 or date of resignation |
|---|---|---|
| Sir Alan Cox | 93,060 | 58,163 |
| Mr M Flower | 5,000 | 5,000 |
| Mr D Godwin | 85,000 | 106,250 |
| Mr W Knowlton | 300,000 | 375,000 |
| Mr L Kylberg | 52,072 | 95,090 |
| Mr J MacHale | 80,000 | 100,000 |
| Mr M Robertshaw | 3,500 | 3,500 |
| Sir Clive Whitmore | 2,793 | 3,491 |
| Mr N Young | 47,500 | 59,374 |

The following Directors purchased and/or sold shares at the price shown during the year:

| Name | Date bought | Date sold | Number of shares | Price |
|---|---|---|---|---|
| Sir Alan Cox | 19.02.04 | | 23,265 | 100p |
| | | 18.03.04 | 58,162 | 133p |
| Mr M Flower | 13.12.04 | | 5,000 | 163p |
| Mr D Godwin | 19.02.04 | | 21,250 | 100p |
| Mr W Knowlton | 19.02.04 | | 75,000 | 100p |
| Mr L Kylberg | 19.02.04 | | 13,018 | 100p |
| | 17.06.04 | | 30,000 | 130p |
| Mr J MacHale | 19.02.04 | | 20,000 | 100p |
| Mr M Robertshaw | 19.10.04 | | 3,500 | 136p |
| Sir Clive Whitmore | 19.02.04 | | 698 | 100p |
| Mr N Young | 19.02.04 | | 11,874 | 100p |

There has been no change in the interests of the Directors between 4 January 2005 and 22 February 2005.

The Auditors are required to report on the following information in this section of the report.

**Directors' share options**

| | At 5 January 2004 | Granted | Exercised | Lapsed | At 4 January 2005 or date of resignation | Exercise price | Earliest date of exercise | Expiry date |
|---|---|---|---|---|---|---|---|---|
| Mr W Knowlton | 1,841,000 | – | – | – | 1,841,000 | 56.54p | 10.12.05 | 09.12.12 |
| | | 263,000* | – | – | 263,000 | 126.40p | 19.03.07 | 18.03.14 |
| Mr M Robertshaw | – | 200,000 | – | – | 200,000 | 145.275p | 01.11.07 | 31.10.14 |
| Mr N Young | 157,799 | – | – | – | 157,799 | 169.62p | 22.05.05 | 21.05.12 |

All of the above outstanding options were adjusted to take account of the Rights Issue announced on 19 February 2004.

*Mr W Knowlton had a contractual entitlement to receive options on 1 January 2004 which was deferred until 19 March 2004 pending the outcome of the Rights Issue announced in February 2004.

Mr M Robertshaw was awarded 200,000 options as indicated above on 1 November 2004.

Mr W Knowlton has indicated his desire that the options originally due to him on 1 January 2005 and 1 January 2006 should be made available to other executives at the discretion of the Remuneration Committee. The Remuneration Committee has agreed to that request.

Awards to Directors outstanding under the Company's Long Term Incentive Plan are as follows:

| | Ordinary shares |
|---|---|
| Mr W Knowlton | 623,887 |
| Mr M Robertshaw | 283,944 |
| Mr N Young | 315,434 |

**Schedule of Directors' pay and benefits**

| Executive Directors | Basic salary £ | Annual bonus £ | Other benefits £ | 2004 Total emoluments £ | 2004 Company pension contributions £ | 2004 Compensation for loss of office £ | 2004 Total remuneration £ | 2003 Total emoluments £ | 2003 Total pension contributions £ | 2003 Total remuneration £ |
|---|---|---|---|---|---|---|---|---|---|---|
| Mr W Knowlton | 501,750 | 540,000 | 171,445 | 1,213,195 | 200,700 | – | 1,413,895 | 748,088 | 163,309 | 911,397 |
| Mr M Robertshaw | 54,495 | 41,250 | – | 95,745 | 8,085 | – | 103,830 | – | – | – |
| Mr N Young* | 221,072 | 111,667 | 7,920 | 340,659 | 134,458 | 308,093 | 783,210 | 348,583 | 76,557 | 425,140 |
| 2004 Total | 777,317 | 692,917 | 179,365 | 1,649,599 | 343,243 | 308,093 | 2,300,935 | | | |
| 2003 Total | 1,107,768 | 529,193 | 122,765 | 1,759,726 | 456,873 | 1,864,947 | 4,081,546 | | | |
| Non-executive Directors | | | | | | | 214,022 | | | 106,250 |

*Mr N Young also received a payment of £60,282 in respect of a payment relating to his unapproved Pension Scheme and a further sum of £20,664 is payable in March 2005 relating to payments in respect of his notice period to this date. These figures are included in the total shown for Company Pension contributions above. Included with the compensation for loss of office is a further sum of £107,200 in respect of additional pension payments.

The other benefits referred to above include private medical insurance, the provision of a company car and fuel. In respect of Mr W Knowlton an overseas living allowance of £164,431 is included in this figure, of which £100,350 is in respect of the year under review, with the remainder in respect of payment due for the prior year. He is also a non-executive Director of Smith and Nephew plc for which he receives fees of £40,000.

**Pension benefits earned by the Directors**

The executive Directors listed below participate in The Morgan Group Senior Staff Pension and Life Assurance Scheme which is a contributory, Inland Revenue approved, final salary, occupational pension scheme.

| Executive Directors | Accrued benefit at 4 January 2005 £ | Increase in accrued benefits excluding inflation (A) £ | Increase in accrued benefits including inflation £ | Transfer value of (A) less Directors' contributions £ | Transfer value of accrued benefits at 4 January 2004 £ | Transfer value of accrued benefits at 4 January 2005 £ | Increase/ (decrease) in transfer value less Directors' contributions £ |
|---|---|---|---|---|---|---|---|
| Mr M Robertshaw | 482 | 482 | 482 | 926 | – | 2,745 | 926 |
| Mr N Young | 8,438 | 2,793 | 2,963 | 21,700 | 36,757 | 88,565 | 44,485 |

**Notes to pension benefits**

a) The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year.

b) The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN 11, less the Director's contributions.

c) Members of the scheme have the option to pay Additional Voluntary Contributions. Neither the contributions nor the resulting benefits are included in the above table.

Mr W Knowlton has a pension allowance of £200,700 which is included in the Schedule of Directors' pay and benefits above.

**Non-executive Directors**

Non-executive Directors receive a basic fee plus reimbursement of expenses incurred in attending Board, Strategy and other meetings. None of the non-executive Directors has a service contract with the Company although they do have letters of appointment which contain no obligations relating to any notice period. There are no obligations on the Company to make any payments in lieu of notice to any non-executive Director. The non-executive Directors do not participate in any of the incentive, share or share option plans. Each of the non-Executive Directors is subject to re-election by shareholders every third year after their initial confirmation by shareholders as a Director.

The fee payable to each of the non-executive Directors relating to their responsibilities and who are listed on page 16 and who served throughout the year are as indicated in the table below.

| Non-executive Directors | Date of last election or appointment | Basic Fees | Other benefits | Total 2004 | Total 2003 |
|---|---|---|---|---|---|
| Sir Alan Cox | Resigned | £10,137 | - | £10,137 | £25,000 |
| Mr M Flower | 10.12.04 | £1,929 | - | £1,929 | – |
| Mr D Godwin | 23.04.04 | £32,500 | - | £32,500 | £25,000 |
| Mr L Kylberg | 14.06.02 | £97,423 | - | £97,423 | £29,505 |
| Mr J MacHale | 23.04.04 | £36,250 | - | £36,250 | £6,250 |
| Sir Clive Whitmore | Resigned | £36,250 | - | £36,250 | £25,000 |
| Total | | £214,489 | – | £214,489 | £110,755 |

Mr M Flower was appointed a non-executive Director on 10 December 2004.

The share price at the year-end was 173.0 pence and the high and low during year were 173.0 pence and 117.5 pence respectively.

**David Godwin** Chairman, Remuneration Committee

For and on behalf of the Board

22 February 2005

# Shareholder information:

## Analysis of shareholdings as at 4 January 2005

| | | Number of shareholders | % of total | Number of shares | % of share capital |
|---|---|---|---|---|---|
| Size of holding | 1–2,000 | 7,994 | 75.08 | 4,776,688 | 1.65 |
| | 2,001–5,000 | 1,646 | 15.46 | 5,185,898 | 1.79 |
| | 5,001–10,000 | 422 | 3.96 | 2,894,021 | 1.00 |
| | 10,001–50,000 | 331 | 3.11 | 6,970,269 | 2.40 |
| | 50,001–100,000 | 50 | 0.47 | 3,612,229 | 1.24 |
| | 100,000 and above | 204 | 1.92 | 266,761,074 | 91.92 |
| | | 10,647 | 100 | 290,200,179 | 100 |
| Holding classification | Individuals | 9,212 | 86.52 | 15,245,928 | 5.25 |
| | Nominee companies | 1,256 | 11.80 | 262,903,283 | 90.60 |
| | Insurance | 3 | 0.03 | 905,381 | 0.31 |
| | Trust (pension funds etc) | 19 | 0.18 | 162,318 | 0.06 |
| | Others | 157 | 1.47 | 10,983,269 | 3.78 |
| | | 10,647 | 100 | 290,200,179 | 100 |

## Key dates

| | | |
|---|---|---|
| Dividends | Subject to the relevant detailed terms and approvals of the Board of Directors where applicable | |
| | 5.5% Cumulative First Preference shares of £1 each and<br>5.0% Cumulative Second Preference shares of £1 each | 1 April 2005 and<br>3 October 2005 |
| Annual General Meeting | | 22 April 2005 |
| Financial results | The interim results are issued in August with the Report and Accounts for the year normally posted in March | |

## Other information

| | | |
|---|---|---|
| Capital gains tax | The market values of quoted shares and stocks at 31 March 1982 were: | |
| | Ordinary shares of 25 pence each | 122.5 pence |
| | 5.5% Cumulative First Preference shares of £1 each | 30.5 pence |
| | 5.0% Cumulative Second Preference shares of £1 each | 28.5 pence |
| | For capital gains tax purpose, the cost of Ordinary shares is adjusted to take account of rights issues. Any capital gains arising on disposal will also be adjusted to take account of indexation allowances. Since the adjustments will depend on individual circumstances, shareholders are recommended to consult their professional advisers | |
| Share price | The price of the Company's Ordinary shares can be obtained through the Financial Times Cityline Service Telephone: 0906 003 3416 or 0906 843 3416 (calls will be charged at premium rates) | |

## Company details

Registered office

Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Fax: 01753 850872
Website: www.morgancrucible.com

Registered in England No 286773

## Company registrars

Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU
Telephone: 0870 162 3100
Website: www.capitaregistrars.com

# Report of the auditors:

## Independent auditors' report to the members of The Morgan Crucible Company plc

We have audited the accounts on pages 32 to 58. We have also audited the information in the Directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

### Respective responsibilities of Directors and auditors

The Directors are responsible for preparing the Annual Report and the Directors' remuneration report. As described on page 22, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement on pages 19 to 22 reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the Directors' remuneration report, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

### Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Directors' remuneration report to be audited.

### Opinion

In our opinion:

- the accounts give a true and fair view of the state of affairs of the Company and the Group as at 4 January 2005 and the loss of the Group for the year then ended; and
- the accounts and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

**KPMG Audit Plc**
Chartered Accountants
Registered Auditor

22 February 2005

8 Salisbury Square
London
EC4Y 8BB

# Accounting policies:

## Basis of preparation

The accounts are prepared under the historical cost convention, modified to include the revaluation of certain land and buildings, and comply with all applicable accounting standards. The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's accounts. The accounts adopt Financial Reporting Standard (FRS) 17 *Retirement Benefits* in line with the transitional timetable laid down by the Standard. The Group has complied with UITF Abstract 38 *Accounting for ESOP trusts*. This has resulted in the reclassification of shares held in employee trusts from investments to shareholders' funds and has been accounted for as a prior year adjustment as described in note 24. The Group has adopted UITF 17 (Revised) *Employee share schemes*. The fair value of awards of shares granted under the long-term incentive plan (LTIP), which equates to the market value of the shares at grant date, is recognised in the profit and loss account over the period to which the performance criteria relate.

The balance sheets for the current year and the comparative year have been drawn up as at 4 January 2005 and 4 January 2004 respectively. The profit and loss, cash flow and total recognised gains and losses statements are for the years ended 4 January 2005 and 4 January 2004. For convenience these periods and balance sheet dates are referred to in the body of the accounts as "2004" and "2003" respectively.

## Basis of consolidation

The Group accounts include the accounts of the Company and its subsidiary undertakings made up to 4 January 2005. Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired in the year are included in the consolidated profit and loss account from the date of acquisition.

Results of material businesses discontinued or sold are included in the results for the year up to the date of relinquishing control and analysed as discontinued operations; the comparatives are restated to reflect those businesses as discontinued. The surplus or deficit over the net asset value and the write-off of goodwill is shown as an exceptional item.

Under Section 230(4) of the Companies Act 1985 the Company is exempt from the requirement to present its own profit and loss account.

## Goodwill

Purchased goodwill (both positive and negative) arising on consolidation in respect of acquisitions before 4 January 1998, when FRS 10 *Goodwill and Intangible Assets* was adopted, was written off to reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously written off to reserves is written back through the profit and loss account as part of the profit or loss on disposal. There is a corresponding credit to reserves for any goodwill which had already been written off to reserves on acquisition.

Purchased goodwill (representing the excess of the fair value of the consideration given and associated costs over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions since 4 January 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life, normally 20 years.

On the subsequent disposal or termination of a business acquired since 4 January 1998, the profit or loss on disposal or termination is calculated after charging/crediting the unamortised amount of any related positive goodwill/negative goodwill.

In the Company's financial statements, investments in subsidiary undertakings, associates and joint ventures are stated at cost less any impairment in value.

Goodwill arising on shares of associated undertakings and joint ventures acquired up to 4 January 1998 have been written off to reserves. Goodwill arising on subsequent acquisitions is capitalised.

## Foreign currencies

The results and cash flows of overseas subsidiary undertakings are translated using average exchange rates for the year. The assets and liabilities of overseas subsidiary undertakings at the balance sheet date are translated at year end rates of exchange. All exchange differences arising on consolidation have been dealt with through reserves. Gains and losses on the disposal of businesses are calculated using exchange rates applicable on the date that the transaction took place. Exchange differences arising on foreign currency borrowings taken out to hedge against foreign currency assets have been dealt with through reserves, to the extent permitted by SSAP 20 *Foreign Currency Translation*.

## Turnover

Turnover represents the invoiced value of sales by Morgan companies to third parties, exclusive of sales taxes, less returns and allowances given in the normal course of trade.

## Depreciation

Depreciation and amortisation are provided to write off the costs less the estimated residual value of assets by equal annual instalments over the expected useful lives of fixed assets. The principal useful lives used for depreciation are:

| | |
|---|---|
| Buildings | 50 years |
| Plant - Presses, Kilns and Furnaces | 10 - 20 years |
| - Other | 10 years |
| Fixtures | 10 - 20 years |
| Computer Software | 3 - 10 years |
| Motor Vehicles | 3 years |
| Purchased Goodwill | 20 years |

**Government grants**

Government grants for capital expenditure are credited to a deferred income account and are released to revenue over the expected useful life of the relevant asset by equal annual instalments. Grants of a revenue nature are credited to income in the period to which they relate.

**Employee share schemes**

The intrinsic value of shares granted under the LTIP, which equates to the market value of the shares at the grant date, is charged to the profit and loss account over the period to which the performance criteria relate. Shares held in employee trusts have been reclassified from investments and deducted from shareholders' funds on adoption of UITF Abstract 38. Any gains or losses arising on the sale of shares held are included as an adjustment to reserves. There is no charge to the profit and loss account in respect of share option schemes as there is no difference between the intrinsic value and market value of shares at the grant date. No cost is recognised in respect of SAYE schemes that are offered on similar terms to all, or substantially all, employees.

**Fixed assets**

Following the introduction of FRS 15 *Tangible Fixed Assets* the transitional provisions for revalued land and buildings were adopted. The relevant properties will be carried at the revalued amount and no further revaluations will take place. Additional information can be found in note 13 on page 45.

**Leasing and hire purchase agreements**

Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have passed to the Group, and hire purchase contracts are capitalised in the balance sheet and are depreciated over their useful lives. The capital elements of future obligations under the leases and hire purchase contracts are included as liabilities in the balance sheet.

The interest elements of the rental obligations are charged in the profit and loss account over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Rentals payable under operating leases are charged in the profit and loss account on a straight line basis over the lease term.

**Stocks**

Stocks and work in progress have been valued at the lower of cost and net realisable value. For this purpose "cost" means direct cost and direct expenses including applicable overheads less provisions for obsolescence and for inter-company profit on unsold stocks.

**Deferred taxation**

Deferred tax is recognised in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19. Deferred tax assets are recognised to the extent that the Directors consider that it is more likely than not that they will be recovered. Deferred tax assets and liabilities have not been discounted.

**Research and development**

Expenditure on research and development is written off in the year in which it is incurred.

**Pensions**

Contributions are made to the UK pension schemes in accordance with actuarial advice and are charged to the profit and loss account so as to spread the pension cost over the anticipated period of service of the pension scheme members. The actuarial deficits on the UK schemes are being spread over the expected remaining service lives of current employees. Overseas schemes have been accounted for in accordance with SSAP 24 *Accounting for Pension Costs* or local best practice. Where the local best practice is followed, the resulting charge is not materially different from the charge which would arise under SSAP 24. Post retirement medical care costs are accounted for on an accruals basis with the estimated actuarial liability being amortised over the average life of the relevant employees.

**Derivative instruments**

The Group uses derivative instruments from time to time in order to hedge exposure to changes in interest rates and exchange rates. The receipts and payments on interest rate derivatives are recognised over the lifetime of the relevant instrument. Forward foreign exchange contracts are used to give certainty to the value of future foreign currency flows or to the value of foreign currency assets and liabilities. The positions covered by such contracts are translated at the contracted rate of exchange.

**Cash and liquid resources**

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less than one year other than cash.

# Consolidated profit and loss statement:

| | Note | 2004 Total £m | 2003 Restated* Total £m |
|---|---|---|---|
| **Turnover** | | | |
| Continuing operations | | **762.8** | 748.7 |
| Discontinued operations | | **33.1** | 100.9 |
| **Group turnover** | 2 | **795.9** | 849.6 |
| Other operating income | | **1.8** | 3.3 |
| | | **797.7** | 852.9 |
| **Operating profit before goodwill amortisation and operating exceptionals** | | | |
| Continuing operations | | **53.9** | 39.3 |
| Discontinued operations | | **(0.2)** | 3.3 |
| | | **53.7** | 42.6 |
| Operating exceptionals | 4 | **(58.7)** | (67.3) |
| Operating (loss) before goodwill amortisation | | **(5.0)** | (24.7) |
| Goodwill amortisation | | **(6.4)** | (7.5) |
| **Operating (loss)** | | | |
| Continuing operations | | **(4.8)** | (28.3) |
| Discontinued operations | | **(6.6)** | (3.9) |
| **Group operating (loss)** | 2 | **(11.4)** | (32.2) |
| **Corporate exceptional items** | | | |
| Discontinued operations | | | |
| - Loss on sale of businesses | | **(42.8)** | (21.3) |
| Continuing operations | | | |
| - Disposal of fixed assets | | **(3.8)** | (2.3) |
| - Loss on partial disposal of businesses | | **(8.2)** | (6.5) |
| | 6 | **(54.8)** | (30.1) |
| **(Loss) on ordinary activities before interest and taxation** | | **(66.2)** | (62.3) |
| Net finance charges and similar items | 7 | **(12.2)** | (15.7) |
| **(Loss) on ordinary activities before taxation** | | **(78.4)** | (78.0) |
| Taxation (charge)/credit (including exceptional tax credit of £7.5 million (2003: £4.4 million credit)) | 8 | **(2.9)** | 2.4 |
| **(Loss) on ordinary activities after taxation** | | **(81.3)** | (75.6) |
| Equity minority interest | | **(1.8)** | (1.4) |
| **Net (loss) attributable to The Morgan Crucible Company plc** | | **(83.1)** | (77.0) |
| Preference dividends on non-equity shares | 10 | **-** | (1.2) |
| **Retained (loss) for the year** | 24 | **(83.1)** | (78.2) |

| | 2004 | | 2003 Restated** | |
|---|---|---|---|---|
| | Before goodwill amortisation | After goodwill amortisation | Before goodwill amortisation | After goodwill amortisation |
| **(Loss)/earnings per share (note 11)** | | | | |
| - underlying | **10.4p** | **8.1p** | 9.1p | 6.0p |
| - basic | **(27.3p)** | **(29.5p)** | (28.9p) | (31.9p) |
| - diluted | | **(29.5p)** | | (31.9p) |
| - underlying diluted | | **8.0p** | | 6.0p |

*Restated comparatives for the results of operations discontinued in the year.
**Restated comparatives for the impact of the Rights issue during the year.

# Consolidated and Company balance sheets:

as at 4 January 2005

| | | The Group | | The Company | |
|---|---|---|---|---|---|
| | Note | 2004 £m | 2003 Restated* £m | 2004 £m | 2003 Restated* £m |
| **Fixed assets** | | | | | |
| Intangible assets – goodwill | 12 | **93.8** | 112.2 | **-** | – |
| Tangible assets | 13 | **326.3** | 386.3 | **0.8** | 1.7 |
| Investment in subsidiary undertakings | 14 | **-** | – | **793.5** | 811.8 |
| Other investments | 15 | **5.6** | 5.6 | **0.3** | 0.9 |
| | | **425.7** | 504.1 | **794.6** | 814.4 |
| **Current assets** | | | | | |
| Stocks | 16 | **121.3** | 131.5 | **-** | - |
| Debtors – due within one year | 17 | **165.6** | 178.2 | **62.1** | 44.6 |
| – due after one year | 17 | **23.8** | 28.5 | **5.5** | 7.5 |
| Total debtors | | **189.4** | 206.7 | **67.6** | 52.1 |
| Cash at bank and in hand | | **56.3** | 57.9 | **18.1** | 17.2 |
| | | **367.0** | 396.1 | **85.7** | 69.3 |
| **Creditors – amounts falling due within one year** | 18 | **250.5** | 253.1 | **59.2** | 39.7 |
| **Net current assets** | | **116.5** | 143.0 | **26.5** | 29.6 |
| **Total assets less current liabilities** | | **542.2** | 647.1 | **821.1** | 844.0 |
| **Creditors – amounts falling due after more than one year** | | | | | |
| Amounts payable to subsidiary undertakings | | **-** | – | **256.7** | 231.9 |
| Borrowings | 19 | **137.5** | 230.6 | **78.9** | 166.0 |
| Grants for capital expenditure | | **0.4** | 0.6 | **-** | – |
| | | **137.9** | 231.2 | **335.6** | 397.9 |
| **Provisions for liabilities and charges** | 21 | **163.9** | 156.1 | **14.9** | 8.3 |
| | | **301.8** | 387.3 | **350.5** | 406.2 |
| **Net assets** | | **240.4** | 259.8 | **470.6** | 437.8 |
| **Capital and reserves** | | | | | |
| Equity shareholders' funds | | | | | |
| Called up share capital | 23 | **72.5** | 58.0 | **72.5** | 58.0 |
| Share premium account | 24 | **84.0** | 44.4 | **84.0** | 44.4 |
| Revaluation reserve | 24 | **1.4** | 3.7 | **-** | - |
| Merger reserve | 24 | **-** | – | **91.6** | 91.6 |
| Other reserves | 24 | **1.4** | 1.4 | **-** | – |
| Special reserve | 24 | **22.1** | 6.0 | **-** | 41.7 |
| Capital redemption reserve | 24 | **28.0** | 28.0 | **28.0** | 28.0 |
| Profit and loss account | 24 | **18.0** | 105.7 | **192.2** | 171.8 |
| | | **227.4** | 247.2 | **468.3** | 435.5 |
| Non-equity shareholders' funds | | | | | |
| Called up share capital | 23 | **2.3** | 2.3 | **2.3** | 2.3 |
| | | **229.7** | 249.5 | **470.6** | 437.8 |
| **Minority interest** | | | | | |
| Equity | | **10.6** | 10.2 | **-** | - |
| Non-equity | | **0.1** | 0.1 | **-** | - |
| | | **10.7** | 10.3 | **-** | - |
| **Capital employed** | | **240.4** | 259.8 | **470.6** | 437.8 |

*Restated comparatives – UITF Abstract 38. See note 24.

The accounts on pages 32 to 58 were approved by the Board of Directors on 22 February 2005 and were signed on its behalf by:

**Warren Knowlton** Chief Executive Officer

**Mark Robertshaw** Chief Financial Officer

# Consolidated cash flow statement:

| | Note | £m | 2004 £m | £m | 2003 £m |
|---|---|---|---|---|---|
| **Net cash inflow from operating activities** | (a) | | **66.7** | | 45.3 |
| **Returns on investments and servicing of finance** | | | | | |
| Interest received | | **1.5** | | 2.3 | |
| Interest paid | | **(14.8)** | | (15.8) | |
| Preference dividends paid | | **-** | | (2.3) | |
| **Net cash (outflow) from returns on investments and servicing of finance** | | | **(13.3)** | | (15.8) |
| Taxation | | | **(2.3)** | | (6.0) |
| **Capital expenditure and financial investments** | | | | | |
| Purchase of tangible fixed assets | | **(38.3)** | | (34.3) | |
| Other proceeds on sale of tangible fixed assets | | **10.2** | | 2.0 | |
| Purchase of investments | | **(1.0)** | | (0.6) | |
| Disposal of investments | | **0.4** | | 0.9 | |
| **Net cash (outflow) from capital expenditure and financial investments** | | | **(28.7)** | | (32.0) |
| **Acquisitions and disposals** | | | | | |
| Deferred consideration for prior year acquisitions | | **(0.4)** | | (0.4) | |
| Disposal of businesses | (b) | **24.3** | | 32.8 | |
| **Net cash inflow from acquisitions and disposals** | | | **23.9** | | 32.4 |
| **Cash inflow before use of liquid resources and financing** | | | **46.3** | | 23.9 |
| **Management of liquid resources** | | | **0.5** | | 10.3 |
| **Financing** | | | | | |
| Increase in Ordinary share capital | (d) | **54.1** | | - | |
| Redemption of Preference shares | | **-** | | (28.0) | |
| Purchase of shares for LTIP | | **(3.3)** | | - | |
| Increase in bank loans | | **7.7** | | 274.2 | |
| Repayment of bank loans | | **(105.9)** | | (270.5) | |
| | | | **(47.4)** | | (24.3) |
| **Net (decrease)/increase in cash in the year** | | | **(0.6)** | | 9.9 |
| **Reconciliation of net cash flow to movement in net borrowings** | | | | | |
| Net (decrease)/increase in cash in the year | | | **(0.6)** | | 9.9 |
| Cash flow from decrease/(increase) in loans | | | **98.2** | | (3.7) |
| Cash flow from (decrease) in deposits | | | **(0.5)** | | (10.3) |
| **Change in net borrowings resulting from cash flows** | (c) | | **97.1** | | (4.1) |
| Exchange movement | (c) | | **4.7** | | 6.4 |
| Movement in net borrowings during the period | | | **101.8** | | 2.3 |
| Opening net borrowings | | | **(249.3)** | | (251.6) |
| **Closing net borrowings** | | | **(147.5)** | | (249.3) |

# Consolidated free cash flow*:

| | Note | 2004 £m | 2003 £m |
|---|---|---|---|
| **Net cash inflow from operating activities** | (a) | **66.7** | 45.3 |
| Net interest paid | | **(13.3)** | (13.5) |
| Taxation | | **(2.3)** | (6.0) |
| **Cash earnings** | | **51.1** | 25.8 |
| Dividends paid | | **-** | (2.3) |
| **Post dividend cash flow** | | **51.1** | 23.5 |
| Capital expenditure | | **(38.3)** | (34.3) |
| Proceeds on sale of tangible fixed assets | | **10.2** | 2.0 |
| **Free cash flow** | | **23.0** | (8.8) |
| Deferred consideration for prior year acquisitions | | **(0.4)** | (0.4) |
| Disposal of businesses | (b) | **24.3** | 32.8 |
| Net (acquisition)/disposal of investments | | **(0.6)** | 0.3 |
| **Cash inflow after acquisitions and disposals** | | **46.3** | 23.9 |
| Increase in Ordinary share capital | (d) | **54.1** | – |
| Redemption of Preference shares | | **-** | (28.0) |
| Purchase of shares for LTIP | | **(3.3)** | – |
| **Change in net borrowings resulting from cash flows** | (c) | **97.1** | (4.1) |
| Exchange movement | (c) | **4.7** | 6.4 |
| Movement in borrowings during period | | **101.8** | 2.3 |
| Opening net borrowings | | **(249.3)** | (251.6) |
| **Closing net borrowings** | | **(147.5)** | (249.3) |

*The Directors consider free cash flow to be a key performance indicator for the Group.

# Notes to the cash flow statement:

**(a) Reconciliation of operating (loss) to net cash inflow from operating activities**

| | | | 2004 | | | 2003 |
|---|---|---|---|---|---|---|
| | Continuing £m | Discontinued £m | Total £m | Continuing £m | Discontinued £m | Total £m |
| Operating (loss) | **(4.8)** | **(6.6)** | **(11.4)** | (28.3) | (3.9) | (32.2) |
| Depreciation | **33.9** | **1.6** | **35.5** | 38.2 | 5.2 | 43.4 |
| Amortisation of goodwill | **6.2** | **0.2** | **6.4** | 6.5 | 1.0 | 7.5 |
| Loss on sale of plant and machinery | **0.4** | **0.1** | **0.5** | 0.2 | 0.4 | 0.6 |
| Exceptional non-cash operating costs | **12.4** | **-** | **12.4** | 15.2 | – | 15.2 |
| (Increase)/decrease in stocks | **(2.2)** | **(0.9)** | **(3.1)** | 5.3 | (2.0) | 3.3 |
| (Increase)/decrease in debtors | **(8.8)** | **(2.0)** | **(10.8)** | 13.0 | 0.3 | 13.3 |
| Increase/(decrease) in creditors | **18.7** | **2.9** | **21.6** | (14.8) | (0.6) | (15.4) |
| Increase/(decrease) in provisions | **11.2** | **4.4** | **15.6** | 9.8 | (0.2) | 9.6 |
| **Net cash inflow from operating activities** | **67.0** | **(0.3)** | **66.7** | 45.1 | 0.2 | 45.3 |

**(b) Disposal of businesses**

The net inflow of £24.3 million relates mainly to the disposals of the Auto and Consumer business and the sale of the two remaining Coatings operations. In respect of the sale of the Auto and Consumer business net proceeds of £17.1 million were received during the year with deferred consideration of £2.9 million due to be received in 2005. Net assets disposed totalled £45.9 million. In respect of the sale of the two remaining Coatings operations net proceeds of £5.6 million was received during the year and net assets disposed totalled £2.1 million.

**(c) Analysis of net borrowings**

| | At 5 January 2004 £m | Cash flow £m | Exchange differences £m | At 4 January 2005 £m |
|---|---|---|---|---|
| Cash at bank and in hand | 42.1 | (0.4) | (0.5) | **41.2** |
| Overdrafts | (0.6) | (0.2) | – | **(0.8)** |
| Short-term deposits | 15.8 | (0.5) | (0.2) | **15.1** |
| Term loans | (302.5) | 97.8 | 5.4 | **(199.3)** |
| Finance leases | (4.1) | 0.4 | – | **(3.7)** |
| Total borrowings | (249.3) | 97.1 | 4.7 | **(147.5)** |

**(d) Analysis of changes in financing during the year**

| | Share capital and share premium £m |
|---|---|
| At 5 January 2004 | 104.7 |
| Issue of Ordinary shares | 54.1 |
| At 4 January 2005 | **158.8** |

# Consolidated statement of total recognised gains and losses:

for the year ended 4 January 2005

| | 2004 £m | 2003 £m |
|---|---|---|
| **Net (loss) attributable to shareholders** | **(83.1)** | (77.0) |
| (Deficit) on write-off of revalued assets | **-** | (0.3) |
| Return on investments | **0.2** | 0.3 |
| Foreign currency translation | **(3.7)** | 4.5 |
| Total recognised (losses) relating to the year | **(86.6)** | (72.5) |

# Consolidated note of historical cost profits and losses:

for the year ended 4 January 2005

| | 2004 £m | 2003 £m |
|---|---|---|
| Reported (loss) on ordinary activities before taxation | **(78.4)** | (78.0) |
| Difference between historical cost depreciation charge and book values for disposals and the actual charge/profit calculated on the revalued amount | **-** | 0.1 |
| Historical cost (loss) on ordinary activities before taxation | **(78.4)** | (77.9) |
| Historical cost (loss) for the year retained after taxation, equity minority interests and dividends | **(83.1)** | (78.1) |

# Consolidated reconciliation of movement in shareholders' funds:

for the year ended 4 January 2005

| | 2004 £m | 2003 Restated £m |
|---|---|---|
| Net (loss) attributable to shareholders | **(83.1)** | (77.0) |
| (Deficit) on write-off of revalued assets | **-** | (0.3) |
| Return on investments | **0.2** | 0.3 |
| Goodwill written back to profit and loss account on disposals | **16.1** | 11.8 |
| Dividends | **-** | (1.2) |
| | **(66.8)** | (66.4) |
| Issue of Ordinary shares | **54.1** | - |
| Redemption of Preference shares | **-** | (28.0) |
| Purchase of shares for LTIP | **(3.4)** | (0.7) |
| Foreign currency translation | **(3.7)** | 4.5 |
| Net decrease to shareholders' funds | **(19.8)** | (90.6) |
| Opening shareholders' funds (originally £250.2 million before UITF Abstract 38 adjustment, £0.7 million) | **249.5** | 340.1 |
| Closing shareholders' funds | **229.7** | 249.5 |

## 1 Segmental information

| | Net operating assets | | Turnover | | Operating profit/(loss) | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 Restated* | 2004 | 2003 Restated** | 2004 | 2003 Restated** |
| | £m | £m | £m | £m | £m | £m |
| **Product group** | | | | | | |
| Carbon | **104.4** | 142.8 | **196.1** | 192.1 | **19.6** | 19.2 |
| Technical Ceramics | **89.3** | 105.9 | **135.7** | 126.2 | **6.6** | 0.4 |
| Insulating Ceramics | **126.1** | 138.1 | **249.8** | 258.3 | **17.9** | 16.7 |
| Magnetics | **124.6** | 134.3 | **181.2** | 172.1 | **9.8** | 3.0 |
| Continuing operations | **444.4** | 521.1 | **762.8** | 748.7 | **53.9** | 39.3 |
| Discontinued operations | | 45.6 | **33.1** | 100.9 | **(0.2)** | 3.3 |
| Central assets | **6.9** | 5.3 | | | | |
| | **451.3** | 572.0 | **795.9** | 849.6 | **53.7** | 42.6 |
| Operating exceptionals | | | | | **(58.7)** | (67.3) |
| Goodwill amortisation | | | | | **(6.4)** | (7.5) |
| Group operating (loss) | | | | | **(11.4)** | (32.2) |

The central assets include land and buildings, prepayments and other creditors of the non-operating and holding companies. The discontinued operations in 2004 include the Auto and Consumer business and sale of the two remaining Coatings operations.

The operating exceptionals of £58.7 million comprise, Carbon £16.5 million (2003: £22.0 million), Technical Ceramics £5.7 million (2003: £10.3 million), Insulating Ceramics £7.8 million (2003: £10.3 million), Magnetics £7.6 million (2003: £19.8 million), Holding Companies £14.9 million (2003: £4.9 million), and discontinued £6.2 million (2003: £nil).

Goodwill amortisation comprises, Carbon £1.1 million (2003: £1.5 million), Technical Ceramics £1.2 million (2003: £1.5 million), Insulating Ceramics £0.5 million (2003: £0.5 million) and Magnetics £3.6 million (2003: £4.0 million).

**Geographical area**

The analysis shown below is based on the location of the contributing companies:

| | Net operating assets | | Turnover | | Operating profit/(loss) | |
|---|---|---|---|---|---|---|
| | 2004 | 2003 Restated* | 2004 | 2003 Restated** | 2004 | 2003 Restated** |
| | £m | £m | £m | £m | £m | £m |
| United Kingdom | | | | | | |
| Sales in the UK | | | **33.9** | 33.5 | | |
| Sales overseas | | | **41.9** | 40.9 | | |
| Total United Kingdom | **66.7** | 87.0 | **75.8** | 74.4 | **0.8** | 1.2 |
| Rest of Europe | **184.0** | 217.1 | **345.7** | 321.5 | **22.5** | 19.2 |
| The Americas | **138.2** | 160.7 | **244.9** | 257.7 | **19.8** | 7.9 |
| Far East and Australasia | **51.6** | 52.0 | **83.0** | 81.9 | **8.3** | 8.6 |
| Middle East and Africa | **3.9** | 4.3 | **13.4** | 13.2 | **2.5** | 2.4 |
| | **444.4** | 521.1 | **762.8** | 748.7 | **53.9** | 39.3 |
| Discontinued operations | | 45.6 | **33.1** | 100.9 | **(0.2)** | 3.3 |
| Central assets | **6.9** | 5.3 | | | | |
| | **451.3** | 572.0 | **795.9** | 849.6 | **53.7** | 42.6 |
| Operating exceptionals | | | | | **(58.7)** | (67.3) |
| Goodwill amortisation | | | | | **(6.4)** | (7.5) |
| Group operating (loss) | | | | | **(11.4)** | (32.2) |

*Restated comparatives – UITF Abstract 38. See note 24.
**Restated comparatives for the results of operations discontinued in the year.

### 1 Segmental information (continued)

| | Average number of employees | |
|---|---|---|
| | 2004 | 2003 |
| United Kingdom | **1,504** | 1,578 |
| Rest of Europe | **4,292** | 4,200 |
| The Americas | **3,112** | 3,360 |
| Far East and Australasia | **2,752** | 2,712 |
| Middle East and Africa | **258** | 283 |
| | **11,918** | 12,133 |
| Discontinued operations | **869** | 1,885 |
| | **12,787** | 14,018 |

The analysis shown below is based on the location of the customer:

| | | Turnover |
|---|---|---|
| | 2004<br>£m | 2003<br>Restated<br>£m |
| United Kingdom | **45.7** | 49.0 |
| Rest of Europe | **316.7** | 309.3 |
| The Americas | **267.6** | 254.2 |
| Far East and Australasia | **113.4** | 116.5 |
| Middle East and Africa | **19.4** | 19.7 |
| | **762.8** | 748.7 |
| Discontinued operations | **33.1** | 100.9 |
| | **795.9** | 849.6 |

| | 2004<br>£m | 2003<br>Restated<br>£m |
|---|---|---|
| **Analysis of net operating assets** | | |
| Capital and reserves | **240.4** | 259.8 |
| Closing net borrowings | **147.5** | 249.3 |
| Current taxation | **42.1** | 38.1 |
| Deferred tax | **21.3** | 24.8 |
| Net operating assets | **451.3** | 572.0 |

### 2 Group operating profit/(loss)

| | | | 2004 | | | 2003 |
|---|---|---|---|---|---|---|
| | Continuing<br>£m | Discontinued<br>£m | Total<br>£m | Continuing<br>£m | Discontinued<br>£m | Total<br>£m |
| Turnover | **762.8** | **33.1** | **795.9** | 748.7 | 100.9 | 849.6 |
| Operating costs | **(708.9)** | **(33.3)** | **(742.2)** | (709.4) | (97.6) | (807.0) |
| Group operating profit/(loss) before operating exceptionals and goodwill amortisation | **53.9** | **(0.2)** | **53.7** | 39.3 | 3.3 | 42.6 |
| Operating exceptionals | **(52.5)** | **(6.2)** | **(58.7)** | (61.1) | (6.2) | (67.3) |
| Group operating profit/(loss) before goodwill amortisation | **1.4** | **(6.4)** | **(5.0)** | (21.8) | (2.9) | (24.7) |
| Goodwill amortisation | **(6.2)** | **(0.2)** | **(6.4)** | (6.5) | (1.0) | (7.5) |
| Group operating (loss) | **(4.8)** | **(6.6)** | **(11.4)** | (28.3) | (3.9) | (32.2) |

### 3 Operating costs before exceptional items

| | 2004 | | | 2003 | | |
|---|---|---|---|---|---|---|
| | Continuing £m | Discontinued £m | Total £m | Continuing £m | Discontinued £m | Total £m |
| Change in stocks of finished goods and work in progress | **0.3** | **0.4** | **0.7** | 3.6 | (0.5) | 3.1 |
| Raw materials and consumables | **198.7** | **14.0** | **212.7** | 185.7 | 43.2 | 228.9 |
| Other external charges | **108.9** | **4.3** | **113.2** | 103.4 | 9.1 | 112.5 |
| Employee costs: | | | | | | |
| - wages and salaries | **221.7** | **9.3** | **231.0** | 226.9 | 30.8 | 257.7 |
| - social security costs | **47.7** | **2.7** | **50.4** | 49.0 | 7.4 | 56.4 |
| - other pension costs | **16.8** | **0.6** | **17.4** | 20.4 | 1.2 | 21.6 |
| Total | **286.2** | **12.6** | **298.8** | 296.3 | 39.4 | 335.7 |
| Depreciation: | | | | | | |
| - owned assets | **33.4** | **1.6** | **35.0** | 37.9 | 5.0 | 42.9 |
| - assets held under finance leases | **0.5** | **-** | **0.5** | 0.3 | 0.2 | 0.5 |
| Total | **33.9** | **1.6** | **35.5** | 38.2 | 5.2 | 43.4 |
| Rentals under operating leases: | | | | | | |
| - hire of plant and machinery | **2.6** | **-** | **2.6** | 2.4 | 0.4 | 2.8 |
| - other operating leases | **4.8** | **0.1** | **4.9** | 5.4 | 0.6 | 6.0 |
| Total | **7.4** | **0.1** | **7.5** | 7.8 | 1.0 | 8.8 |
| - other charges and income | **73.5** | **0.3** | **73.8** | 74.4 | 0.2 | 74.6 |
| - amortisation of goodwill | **6.2** | **0.2** | **6.4** | 6.5 | 1.0 | 7.5 |
| Other operating charges | **79.7** | **0.5** | **80.2** | 80.9 | 1.2 | 82.1 |
| Total operating costs before exceptional items | **715.1** | **33.5** | **748.6** | 715.9 | 98.6 | 814.5 |

Operating costs for continuing operations include the release of government grants £0.3 million (2003: £0.3 million) and research and development expenditure £11.7 million (2003: £15.7 million).

A summary of audit and non-audit fees in respect of services provided by KPMG in the year ended 4 January 2005 is set out below:

| | 2004 £m | 2003 £m |
|---|---|---|
| Audit services | 1.1 | 1.0 |
| Further assurance services | 1.0 | - |
| Tax services | 0.4 | 0.4 |
| Other services | 0.5 | 0.1 |
| | 3.0 | 1.5 |

### 4 Operating exceptionals

The Group has incurred and provided for the costs of restructuring, £47.5 million (2003: £60.8 million), and in respect of the settlement of the US class actions and associated legal costs, £11.2 million (2003: £6.5 million).

### 5 Directors' emoluments

The remuneration of all executive Directors, including bonus schemes, share options and pension contributions is shown within the Report of the Remuneration Committee on pages 25 to 29.

### 6 Corporate exceptional items

The corporate exceptional items relating to the sale of businesses, £42.8 million (2003: £21.3 million), include disposals of the Auto and Consumer business and the sale of the two remaining Coatings operations. The loss on partial disposal of businesses, £8.2 million (2003: £6.5 million), includes the disposal of a small, discrete manufacturing facility in the U.S. The goodwill written off as part of the business disposals is £25.8 million (2003: £24.2 million). Disposal of fixed assets, £3.8 million (2003: £2.3 million), relates to various property disposals.

### 7 Net finance charges and similar income

| | 2004 £m | 2003 £m |
|---|---|---|
| Bank and other loans | **12.4** | 16.7 |
| Overdrafts and other short-term loans | **0.4** | 0.2 |
| Finance leases | **0.2** | 0.3 |
| | **13.0** | 17.2 |
| Less – interest receivable | **(0.8)** | (1.5) |
| Net finance charges | **12.2** | 15.7 |

## 8 Taxation charge/(credit)

| | 2004 £m | 2003 £m |
|---|---|---|
| United Kingdom corporation tax: | | |
| Corporation tax on (loss) for the period at 30% (2003: 30%) | **-** | (0.4) |
| Adjustment in respect of prior years | **0.2** | (4.5) |
| | **0.2** | (4.9) |
| Overseas current tax | **6.0** | 3.1 |
| Total current tax | **6.2** | (1.8) |
| Deferred tax: | | |
| United Kingdom | **(2.9)** | - |
| Overseas | **(0.4)** | (0.6) |
| Total deferred tax | **(3.3)** | (0.6) |
| Total taxation | **2.9** | (2.4) |

Overseas tax includes a credit of £3.1 million (2003: £2.2 million credit) arising on total exceptional losses of £80.2 million (2003: losses of £66.6 million).

United Kingdom tax includes a tax credit of £4.4 million (2003: £2.2 million credit) arising on total exceptional losses of £33.3 million (2003: £30.8 million).

**Factors affecting the tax charge/(credit) for the period:**
The tax assessed for the period is higher than the standard rate of corporation tax in the UK. The differences are explained below.

| | 2004 £m | 2003 £m |
|---|---|---|
| (Loss) on ordinary activities before taxation | **(78.4)** | (78.0) |
| Taxation on (loss) on ordinary activities at standard rate of UK corporation tax of 30% (2003: 30%) | **(23.5)** | (23.4) |
| Difference comprises: | | |
| Asset write-offs and other non-deductible items | **23.2** | 11.3 |
| Goodwill amortisation not deductible for tax purposes | **1.9** | 2.3 |
| Overseas losses not utilised | **2.8** | 10.8 |
| Effect of movement of timing differences | **3.3** | 0.6 |
| Other, including adjustments in respect of prior years | **(1.5)** | (3.4) |
| Current tax charge/(credit) for the period | **6.2** | (1.8) |

## 9 Net profit

| | 2004 £m | 2003 £m |
|---|---|---|
| (Loss) dealt with in the accounts of The Morgan Crucible Company plc | **(17.9)** | (13.1) |

In accordance with the exemptions allowed by Section 230 of the Companies Act 1985 the Company has not presented its own profit and loss account.

## 10 Dividends

| | 2004 £m | 2003 £m |
|---|---|---|
| Preference dividends on non-equity shares | **-** | 1.2 |

### 11 (Loss)/earnings per Ordinary share

#### a) Basic and underlying (loss)/earnings per share

| | 2004 | | | 2003 |
|---|---|---|---|---|
| | | | | Restated* |
| | Before goodwill amortisation £m | After goodwill amortisation £m | Before goodwill amortisation £m | After goodwill amortisation £m |
| (Loss) after tax and minority interest | **(76.7)** | **(83.1)** | (69.5) | (77.0) |
| Preference dividend | **-** | **-** | (1.2) | (1.2) |
| **Basic (loss)** | **(76.7)** | **(83.1)** | (70.7) | (78.2) |
| Adjusted by all post tax exceptional items | **106.0** | **106.0** | 93.0 | 93.0 |
| **Underlying earnings** | **29.3** | **22.9** | 22.3 | 14.8 |
| Weighted average number of Ordinary shares | | **281,370,979** | | 244,941,539 |
| **Basic (loss) per share** | **(27.3p)** | **(29.5p)** | (28.9p) | (31.9p) |
| **Underlying earnings per share** | **10.4p** | **8.1p** | 9.1p | 6.0p |

The Directors have disclosed an underlying earnings per share as, in their opinion, this gives a better indication of the underlying performance of the Group and assists comparison with the results of earlier years.

#### b) Diluted earnings

| | 2004 £m | 2003 Restated* £m |
|---|---|---|
| **Basic and diluted (loss)** | **(83.1)** | (78.2) |
| Adjusted by all post tax exceptional items | **106.0** | 93.0 |
| **Underlying diluted earnings** | **22.9** | 14.8 |
| Weighted average number of Ordinary shares | **281,370,979** | 244,941,539 |
| Dilutive effect of share option schemes | **6,652,880** | 1,770,766 |
| | **288,023,859** | 246,712,305 |
| **Diluted (loss) per share** | **(29.5p)** | (31.9p) |
| **Diluted underlying earnings per share** | **8.0p** | 6.0p |

*Restated comparatives for the impact of the Rights issue during the year.

### 12 Intangible assets - goodwill

| | 2004 £m |
|---|---|
| **Cost** | |
| At 5 January 2004 | **140.0** |
| Exchange movements | **(2.2)** |
| Disposal of businesses | **(12.0)** |
| Goodwill adjustments arising on prior year acquisitions | **(0.3)** |
| At 4 January 2005 | **125.5** |
| **Amortisation** | |
| At 5 January 2004 | **27.8** |
| Exchange movements | **(0.2)** |
| Provided during the year | **6.4** |
| Eliminated in respect of disposals | **(2.3)** |
| At 4 January 2005 | **31.7** |
| **Net book value at 4 January 2005** | **93.8** |
| Net book value at 4 January 2004 | **112.2** |

## 13 Tangible assets

| | The Group | | | The Company | | |
|---|---|---|---|---|---|---|
| | Land and buildings £m | Plant, equipment and fixtures £m | Total £m | Land and buildings £m | Plant, equipment and fixtures £m | Total £m |
| **Cost or as valued*** | | | | | | |
| At 5 January 2004 | 206.9 | 517.3 | 724.2 | 1.8 | 2.4 | 4.2 |
| Exchange movements | (2.3) | (9.8) | (12.1) | – | – | – |
| Additions | 4.2 | 36.1 | 40.3 | – | 0.8 | 0.8 |
| Less: disposals and write-offs | (33.6) | (84.9) | (118.5) | (1.8) | (2.1) | (3.9) |
| At 4 January 2005 | 175.2 | 458.7 | 633.9 | – | 1.1 | 1.1 |
| **Made up of** | | | | | | |
| - Assets valued in 1989 | 18.6 | – | 18.6 | – | – | – |
| - Other revaluations | 2.1 | – | 2.1 | – | – | – |
| - Other items at cost | 154.5 | 458.7 | 613.2 | – | 1.1 | 1.1 |
| | 175.2 | 458.7 | 633.9 | – | 1.1 | 1.1 |
| **Aggregate depreciation** | | | | | | |
| At 5 January 2004 | 37.2 | 300.7 | 337.9 | 0.4 | 2.1 | 2.5 |
| Exchange movements | (0.8) | (5.7) | (6.5) | – | – | – |
| Amount provided for in the year | 4.4 | 31.1 | 35.5 | – | 0.1 | 0.1 |
| | 40.8 | 326.1 | 366.9 | 0.4 | 2.2 | 2.6 |
| Less: eliminated in respect of disposals and write-offs | (2.2) | (57.1) | (59.3) | (0.4) | (1.9) | (2.3) |
| At 4 January 2005 | 38.6 | 269.0 | 307.6 | – | 0.3 | 0.3 |
| **Net book amounts at 4 January 2005** | 136.6 | 189.7 | 326.3 | – | 0.8 | 0.8 |
| Net book amounts at 4 January 2004 | 169.7 | 216.6 | 386.3 | 1.4 | 0.3 | 1.7 |

*The transitional arrangements for revalued land and buildings have been adopted in line with FRS 15. The relevant properties will be carried at the revalued amount and no further revaluations will take place.

Land and buildings at cost or as valued comprise the following:

| | The Group £m | The Company £m |
|---|---|---|
| - Freehold | 155.7 | – |
| - Long leases | 5.8 | – |
| - Short leases | 13.7 | – |
| | 175.2 | – |

The freehold and leasehold properties owned by the Group, other than those in the United States of America (of which the majority were valued on acquisition), Brazil and Mexico, were revalued by the Directors in 1989 based on professional valuations by Messrs Gerald Eve, Chartered Surveyor (i.e. on an open market valuation). The Directors reviewed the 1989 valuations in 1991 and, where necessary, reduced them after taking into consideration information supplied by the independent advisers. Group land and buildings, shown above at valuation of £20.7 million (2003: £28.9 million), would have been stated under historical cost rules at cost £16.0 million (2003: £20.5 million) and at net book amount £8.7 million (2003: £11.4 million).

The net book value of the Group's fixed assets includes £4.3 million (2003: £3.4 million) in respect of assets held under finance leases.

## 14 Investment in subsidiary undertakings

| | The Company | | |
|---|---|---|---|
| | *Shares* £m | *Loans* £m | *Total* £m |
| **Cost** | | | |
| At 5 January 2004 | 564.4 | 346.3 | 910.7 |
| Additions | 5.1 | 10.8 | 15.9 |
| Less: disposals/loan repayments | (4.5) | (22.3) | (26.8) |
| At 4 January 2005 | 565.0 | 334.8 | 899.8 |
| **Amounts provided** | | | |
| At 5 January 2004 | 95.2 | 3.7 | 98.9 |
| Provided in the year | 7.4 | – | 7.4 |
| At 4 January 2005 | 102.6 | 3.7 | 106.3 |
| **Net book amounts at 4 January 2005** | 462.4 | 331.1 | 793.5 |
| Net book amounts at 4 January 2004 | 469.2 | 342.6 | 811.8 |

A list of principal subsidiary undertakings is shown on page 59.

## 15 Other investments

| | Unlisted investments £m | Other investments £m | Total Restated* £m |
|---|---|---|---|
| **The Group** | | | |
| At 5 January 2004 | 0.4 | 5.2 | 5.6 |
| Exchange movements | – | (0.2) | (0.2) |
| Additions | – | 0.8 | 0.8 |
| Disposals | (0.4) | – | (0.4) |
| Return on investments | – | 0.2 | 0.2 |
| Other loss from investments | – | (0.4) | (0.4) |
| At 4 January 2005 | – | 5.6 | 5.6 |
| **The Company** | | | |
| At 5 January 2004 | | 0.9 | 0.9 |
| Disposals | | (0.6) | (0.6) |
| At 4 January 2005 | | 0.3 | 0.3 |

*Restated comparatives – UITF Abstract 38. See note 24.

## 16 Stocks and work in progress

| | 2004 £m | 2003 £m |
|---|---|---|
| Raw materials | **32.6** | 37.3 |
| Work in progress | **43.7** | 44.2 |
| Finished goods | **45.0** | 50.0 |
| | **121.3** | 131.5 |

The Group holds consignment stock amounting to £5.9 million (2003: £6.9 million) which is not reflected in the balance sheet. The majority of this balance is for precious metals which are held on consignment by a subsidiary and for which it is invoiced only when the material is required for production.

### 17 Debtors

| | The Group | | The Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| **Due within one year:** | | | | |
| Trade debtors | **134.1** | 150.6 | **-** | - |
| Other debtors | **14.5** | 13.3 | **0.8** | 1.4 |
| Taxation | **-** | - | **2.1** | 1.8 |
| Prepayments and accrued income | **10.7** | 14.3 | **2.6** | 4.8 |
| Amounts receivable from subsidiary undertakings | **-** | - | **56.6** | 36.6 |
| Deferred consideration | **6.3** | - | **-** | - |
| | **165.6** | 178.2 | **62.1** | 44.6 |
| **Due after more than one year:** | | | | |
| Prepaid pension contributions | **20.7** | 21.6 | **5.5** | 7.5 |
| Deferred consideration | **3.1** | 6.9 | **-** | - |
| | **189.4** | 206.7 | **67.6** | 52.1 |

### 18 Creditors

| | The Group | | The Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| **Due within one year:** | | | | |
| Borrowings | **66.3** | 76.6 | **36.1** | 23.0 |
| Trade creditors | **65.8** | 68.1 | **2.9** | 2.5 |
| Amounts payable to subsidiary undertakings | **-** | - | **8.7** | 2.5 |
| Other creditors, including social security | **34.0** | 31.9 | **2.3** | 4.2 |
| Taxation | **42.1** | 38.1 | **-** | - |
| Accruals and deferred income | **42.3** | 38.4 | **9.2** | 7.5 |
| | **250.5** | 253.1 | **59.2** | 39.7 |

### 19 Borrowings

| | The Group | | The Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| Variable Rate Demand Note 2018 | **10.6** | 22.3 | **-** | - |
| 6.84% US Dollar Senior Notes 2013 | **34.0** | 35.8 | **-** | - |
| 6.23% US Dollar Senior Notes 2010 | **21.8** | 22.9 | **-** | - |
| 8.76% US Dollar Senior Notes 2006 | **1.8** | 2.9 | **-** | - |
| 7.93% US Dollar Senior Notes 2004 | **-** | 2.8 | **-** | - |
| Bank and other loans | **131.1** | 215.8 | **101.7** | 178.0 |
| Bank overdrafts | **0.8** | 0.6 | **13.3** | 11.0 |
| Obligations under finance leases | **3.7** | 4.1 | **-** | - |
| | **203.8** | 307.2 | **115.0** | 189.0 |
| Less: amount repayable within one year included within current liabilities | **(66.3)** | (76.6) | **(36.1)** | (23.0) |
| Total repayable after more than one year | **137.5** | 230.6 | **78.9** | 166.0 |

| | The Group | |
|---|---|---|
| | 2004 £m | 2003 £m |
| **Analysis of maturities** | | |
| Within one year | **66.3** | 76.6 |
| In more than one year but less than two years | **84.5** | 21.4 |
| In more than two years but less than five years | **29.3** | 173.4 |
| In more than five years | **23.7** | 35.8 |
| | **203.8** | 307.2 |

**19 Borrowings (continued)**

Bank and other loans include £0.6 million (2003: £0.6 million) of loans secured on assets of the Group.

Included within bank and other loans are short-term drawings of £78.9 million (2003: £166.2 million). These were repayable between 24 January 2005 and 26 January 2005 but have been classified as long-term loans as they are drawn down under committed facilities which extend to various dates up to February 2006.

The Variable Rate Demand Note 2018 can be repaid at short notice without penalty. The interest charged is based on US LIBOR plus a margin.

The 6.84% US Dollar Senior Notes 2013 are repayable in seven yearly instalments from 6 March 2007 to 6 March 2013. The 6.23% US Dollar Senior Notes 2010 are repayable in five yearly instalments from 6 March 2006 to 6 March 2010. The 8.76% US Dollar Senior Notes 2006 are repayable in two yearly instalments from 1 December 2005 to 1 December 2006.

In 2002 the Group entered into an asset securitisation programme in respect of certain of its US trade receivables. Under the terms of this programme an interest in a pool of debtors is sold to a financial institution in exchange for cash, on which interest is payable. A security interest has been granted to the bank over the pool which as at 4 January 2005 consisted of £22.5 million (2003: £29.6 million) of third party trade debtors against which cash received was £14.3 million (2003: £22.6 million). These amounts have not been netted off against debtors. The financial institution does not have recourse to the Group for any receivables that default, and where that default cannot be met from the balance of the pool of debts against which the original loan was made. The Group is responsible for the eligibility of the receivables that it sells.

In 2003 the Group entered into a non-recourse sale and assignment of receivables within Europe. As at 4 January 2005 the cash received was £12.0 million. This has not been netted off against debtors.

**20 Derivatives and other financial instruments**

An explanation of the Group's objectives, policies and strategies for the role of derivatives and other financial instruments in creating and changing the financial risk profile of the Group in its activities can be found in the Financial review on pages 14 and 15. The disclosures below exclude short-term debtors and creditors except for the table showing the currency exposures.

**Interest rate risk profile of financial liabilities**
The interest rate profile of the financial liabilities of the Group as at 4 January 2005 was as follows:

| | Fixed rate financial liabilities | | | | |
|---|---|---|---|---|---|
| | £m | Weighted average interest rate % | Weighted average period for which rate is fixed years | Floating rate financial liabilities £m | Total £m |
| United States Dollar | 89.4 | 5.3 | 3.1 | 24.9 | 114.3 |
| Euro | 47.4 | 2.9 | 1.1 | 41.0 | 88.4 |
| Sterling | – | | | 0.3 | 0.3 |
| Other currencies | 0.2 | | | 0.6 | 0.8 |
| Total – at 4 January 2005 | 137.0 | | | 66.8 | 203.8 |
| Total – at 4 January 2004 | 136.8 | | | 170.4 | 307.2 |

The floating rate financial liabilities consist primarily of short-term drawings under committed, multi-currency, multi-borrower revolving credit facilities. The interest is determined by reference to LIBOR. The amounts shown in the table above take into account the financial instruments used to manage the interest rate profile of financial liabilities.

**Interest rate risk profile of financial assets**
The Group held the following financial assets as at 4 January 2005.

| | 2004 £m | 2003 £m |
|---|---|---|
| Cash at bank and in hand | **56.3** | 57.9 |
| Other investments (see note 15) | **5.6** | 5.2 |
| | **61.9** | 63.1 |

The Group holds principally dollar, sterling and euro cash, which is invested in AAA rated money funds. The other investments consist primarily of Pension Trust investments to fund retirement benefits in the United States.

**Currency exposures**
As explained in the Financial review on pages 14 and 15, the Group's objectives in managing the currency exposures arising from its net investment overseas (its structural currency exposures) are to maintain a low cost of borrowings and to retain some potential for currency-related appreciation while partially hedging against currency depreciation. Gains and losses arising from these structural currency exposures are recognised in the statement of total recognised gains and losses.

**20 Derivatives and other financial instruments (continued)**

The table below shows the Group's main currency exposures at 4 January 2005 that may give rise to net currency gains and losses being recognised in the profit and loss statement in future periods. Such exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or "functional") currency of the operating unit involved.

As at 4 January 2005, these currency exposures were as follows:

| | Net foreign currency monetary assets/(liabilities) | | | | |
|---|---|---|---|---|---|
| Functional currency of Group operations | Sterling £m | US Dollar £m | Euro £m | Australian Dollar £m | Total £m |
| Sterling | | 6.8 | 5.9 | 0.1 | 12.8 |
| US Dollar | – | | – | – | – |
| Euro | (0.3) | 10.7 | | – | 10.4 |
| Australian Dollar | (0.1) | – | (0.1) | | (0.2) |
| Total - at 4 January 2005 | (0.4) | 17.5 | 5.8 | 0.1 | 23.0 |
| Total - at 4 January 2004 | (1.0) | 10.6 | 16.4 | 0.1 | 26.1 |

The amounts shown in the table above take into account the effect of forward foreign currency contracts entered into to manage these currency exposures.

**Borrowing facilities**
The Group has various borrowing facilities; the undrawn committed facilities available at 4 January 2005 in respect of which all conditions precedent had been met at that date are as follows:

| | 2004 £m | 2003 £m |
|---|---|---|
| Expiring in one year or less | **11.1** | 22.3 |
| Expiring in more than one year but not more than two years | **48.5** | - |
| | **59.6** | 22.3 |

**Fair values of financial assets and financial liabilities**
The table below shows a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 4 January 2005.

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | Book value £m | Fair value £m | Book value £m | Fair value £m |
| **Primary financial instruments held or issued to finance the Group's operations** | | | | |
| Bank and other loans | **(199.3)** | **(202.4)** | (302.5) | (308.3) |
| Bank overdrafts | **(0.8)** | **(0.8)** | (0.6) | (0.6) |
| Obligations under finance leases | **(3.7)** | **(3.7)** | (4.1) | (4.1) |
| Cash at bank and in hand | **56.3** | **56.3** | 57.9 | 57.9 |
| Other investments | **5.6** | **5.6** | 5.2 | 5.2 |
| **Derivative financial instruments held to manage the interest rate profile** | | | | |
| Interest rate swaps and forward rate agreements | **-** | **(0.4)** | – | (0.3) |

Fair values have been calculated by discounting the expected future cash flows at prevailing interest rates. Where the difference between the book value and fair value is not material the book value has been used as the fair value.

**Hedges**
As explained in the Financial review on pages 14 and 15 the Group has hedged interest rate risk using both interest rate swaps and forward rate agreements and transactional currency exposures using forward foreign currency contracts. There are no unrecognised gains/(losses) against hedged foreign currency assets and liabilities as these have been translated at the forward contract rates.

The unrecognised gains/(losses) set out below relate only to the interest rate swaps and forward rate agreements.

| | 2004 £m | 2003 £m |
|---|---|---|
| Net unrecognised (losses) on hedges at the start of the year | **(0.3)** | (0.7) |
| Less: net (losses) arising in previous years that were recognised in the year | **(0.3)** | (0.5) |
| Net (losses) arising not recognised in the year | **-** | (0.2) |
| Net (losses) arising in the year that were not recognised | **(0.4)** | (0.1) |
| Net unrecognised (losses) on hedges at year end | **(0.4)** | (0.3) |
| Of which: | | |
| Net (losses) expected to be recognised in the next year | **(0.4)** | (0.3) |

## 21 Provisions for liabilities and charges

| | Closure and restructuring provisions £m | Pension and similar obligations £m | Other provisions £m | Environmental provisions £m | Deferred taxation £m | Total £m |
|---|---|---|---|---|---|---|
| **The Group** | | | | | | |
| At 5 January 2004 | 16.5 | 94.0 | 18.1 | 2.7 | 24.8 | 156.1 |
| Exchange movements | (0.3) | (0.2) | (0.5) | – | (0.2) | (1.2) |
| Provided in the year | 24.4 | 4.4 | 20.3 | 0.1 | (3.3) | 45.9 |
| Utilised in the year | (15.7) | (9.0) | (10.8) | (1.4) | – | (36.9) |
| At 4 January 2005 | 24.9 | 89.2 | 27.1 | 1.4 | 21.3 | 163.9 |
| **The Company** | | | | | | |
| At 5 January 2004 | – | – | 0.4 | – | 7.9 | 8.3 |
| Provided in the year | 5.1 | – | 3.5 | 0.3 | (1.9) | 7.0 |
| Utilised in the year | (0.3) | – | (0.1) | – | – | (0.4) |
| At 4 January 2005 | 4.8 | – | 3.8 | 0.3 | 6.0 | 14.9 |

Pension provisions are for various schemes outside the UK which are generally not funded on an ongoing basis.

Other provisions include long service leave for employees in Australia, Germany and Italy, as well as amounts provided in respect of the settlement of the US class actions and associated legal costs.

Environmental provisions are for known environmental issues which the Group will rectify over the next few years. In a number of jurisdictions companies have a constructive obligation to remedy any known environmental problems.

## 22 Deferred taxation

| | The Group | | The Company | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| United Kingdom: | | | | |
| Accelerated capital allowances | **5.2** | 9.0 | **4.6** | 5.2 |
| Pension | **5.4** | 5.1 | **1.6** | 1.9 |
| Other timing differences | **3.2** | 2.6 | **(0.2)** | 0.8 |
| | **13.8** | 16.7 | **6.0** | 7.9 |
| Overseas: | | | | |
| Accelerated capital allowances | **28.9** | 32.5 | | |
| Pension | **(4.0)** | (3.4) | | |
| Other timing differences | **(17.4)** | (21.0) | | |
| | **21.3** | 24.8 | **6.0** | 7.9 |

## 23 Called up share capital

| | Authorised | | Issued | |
|---|---|---|---|---|
| | 2004 £m | 2003 £m | 2004 £m | 2003 £m |
| **Equity share capital** | | | | |
| 427,523,111 (2003: 315,363,267) Ordinary shares of 25 pence each | **106.9** | 78.8 | | |
| Fully paid: 290,200,179 (2003: 232,050,876) Ordinary shares of 25 pence each | | | **72.5** | 58.0 |
| | **106.9** | 78.8 | **72.5** | 58.0 |
| **Non-equity share capital** | | | | |
| 125,327 authorised and issued 5.5% Cumulative First Preference shares of £1 each, fully paid | **0.1** | 0.1 | **0.1** | 0.1 |
| 311,954 authorised and issued 5.0% Cumulative Second Preference shares of £1 each, fully paid | **0.3** | 0.3 | **0.3** | 0.3 |
| 7,127,765 (2003: 7,127,765) authorised and issued Non Voting Deferred shares of 25 pence each | **1.9** | 1.9 | **1.9** | 1.9 |
| Total non-equity share capital | **2.3** | 2.3 | **2.3** | 2.3 |
| **Total share capital** | **109.2** | 81.1 | **74.8** | 60.3 |

**Ordinary shares issued**
During the year, the Company issued the following Ordinary shares:

| Number | Description |
|---|---|
| 58,019,093 | In respect of the Rights Issue |
| 131,674 | In respect of options exercised under the various Morgan share option schemes |

As at the date of this report 290,222,373 Ordinary shares have been issued (2003: 232,083,004).

The following options were outstanding in respect of Ordinary shares:

| Number of shares | | Exercise price(s) | Normal exercise dates ranging from | to |
|---|---|---|---|---|
| 3,059,071 | The Morgan Executive Share Option Scheme 1995 | 49.42p–453.77p | 17 October 1999 | 18 March 2014 |
| 4,641,341 | The Morgan Sharesave Scheme 1995 | 58.77p–201.16p | 1 December 2004 | 31 May 2008 |
| 3,157,500 | The Morgan Executive Share Option Scheme 2004 | 129.05p–145.27p | 22 June 2007 | 1 November 2014 |

The 5.5% Cumulative First Preference shares of £1 each and the 5.0% Cumulative Second Preference shares of £1 each confer on the holders thereof the right to receive a cumulative preferential dividend at the rate of 5.5% and 5.0% respectively, calculated up to 30 June and 31 December respectively in every year. The First and Second Cumulative Preference shares shall not entitle the holders thereof to attend or vote at any general meeting unless either:

i the meeting is convened to consider any resolutions for reducing the capital, or authorising any issue of debentures or debenture stock, or increasing the borrowing powers of the Board under the Articles of Association of the Company, or winding-up, or sanctioning a sale of the undertaking, or altering the Articles in any manner affecting their respective interests, or any other resolutions directly altering their respective rights and privileges; or

ii at the date of the notice convening the general meeting the Preference dividend is upwards of one month in arrears from the payment date of any half yearly instalment.

On a return of capital on a winding-up the assets of the Company available for distribution shall be applied:

First, in payment to the holders of the First Preference shares of the amounts paid up on such shares, together with interest at the rate of 5.5% per annum.

Second, in payment to the holders of the Second Preference shares of the amounts paid up on such shares, together with interest at the rate of 5.0% per annum.

Third, in repaying the capital paid up or credited as paid up on the Ordinary shares.

Fourth, any surplus shall be distributed rateably amongst the holders of the Ordinary shares in proportion to the nominal amount paid up on their respective holdings of shares in the Company.

The holders of the Non Voting Deferred shares of 25 pence each have no rights to dividends, no voting rights and shall not participate on a winding-up of the Company.

## 24 Reserves

| | Share premium £m | Merger reserve £m | Revaluation reserve £m | Other reserves £m | Special reserve £m | Capital redemption reserve £m | Profit and loss £m |
|---|---|---|---|---|---|---|---|
| **The Group** | | | | | | | |
| At 5 January 2004 | 44.4 | – | 3.7 | 1.4 | 6.0 | 28.0 | 106.4 |
| Prior year adjustment* | – | – | – | – | – | – | (0.7) |
| At 5 January 2004 (as restated) | 44.4 | – | 3.7 | 1.4 | 6.0 | 28.0 | 105.7 |
| Premium on share issues | 39.6 | – | – | – | – | – | – |
| Goodwill written back to profit and loss account on disposals | – | – | – | – | 16.1 | – | – |
| Purchase of shares for LTIP | – | – | – | – | – | – | (3.4) |
| Transfers between reserves | – | – | (2.5) | – | – | – | 2.5 |
| Return on investments | – | – | 0.2 | – | – | – | – |
| Foreign currency translation | – | – | – | – | – | – | (3.7) |
| Retained (loss) for the year | – | – | – | – | – | – | (83.1) |
| | 84.0 | – | 1.4 | 1.4 | 22.1 | 28.0 | 18.0 |
| **The Company** | | | | | | | |
| At 5 January 2004 | 44.4 | 91.6 | – | – | 41.7 | 28.0 | 172.5 |
| Prior year adjustment* | – | – | – | – | – | – | (0.7) |
| At 5 January 2004 (as restated) | 44.4 | 91.6 | – | – | 41.7 | 28.0 | 171.8 |
| Premium on share issues | 39.6 | – | – | – | – | – | – |
| Purchase of shares for LTIP | – | – | – | – | – | – | (3.4) |
| Transfers between reserves | – | – | – | – | (41.7) | – | 41.7 |
| Retained (loss) for the year | – | – | – | – | – | – | (17.9) |
| | 84.0 | 91.6 | – | – | – | 28.0 | 192.2 |

*The Group has complied with UITF Abstract 38 *Accounting for ESOP trusts*. This has resulted in the reclassification of own shares held in employee trusts from investments to shareholders' funds and has been accounted for as a prior year adjustment, £0.7 million. These shares will be used to satisfy awards granted under share or share option schemes. During the year the shares with a nominal value of £3.4 million purchased to satisfy awards granted under the new long-term incentive plan, "the 2004 LTIP", have also been recognised as a deduction from shareholders' funds. The shares are held in a trust administered by Bermuda Trust (Jersey) Limited and are distributed by them in a discretionary settlement governed by the rules of the 2004 LTIP and the Trust deed dated 1 March 1996.

The total number of own shares held by the Trust at 4 January 2005 is 2,720,080 (2003: 336,064) and at that date had a market value of £4,705,738.

The Group has adopted UITF Abstract 17 (Revised) *Employee share schemes*. At the Annual General Meeting in 2004, shareholders approved the introduction of a new long-term incentive plan ("the 2004 LTIP") and a new executive share option scheme ("the 2004 ESOS"). Participation in the 2004 LTIP is offered to the executive Directors and other key executives. In 2004, awards were made to 57 employees round the world, including the executive Directors. Participation in the 2004 ESOS is generally offered to other senior executives. In 2004, options were granted to 113 employees round the world. Mr M Robertshaw received grants under both plans shortly after joining the Company, as is common market practice. Awards under both the 2004 LTIP and the 2004 ESOS will vest on the third anniversary of the date of grant, but only to the extent that the Company's total shareholder return (TSR) can be viewed favourably when compared with the TSR of a group of comparator companies. For the grants made in 2004, the comparator group is the companies which made up the FTSE 350 Index at the date of grant. If the Company's TSR over the three financial years 2004–2006 places it at the median of the comparator group, 30% of an award will vest and an award will only vest in full if the Company's TSR places it in the upper quartile of the comparator group. In addition, awards will only vest if the Remuneration Committee is satisfied that the Company's underlying financial performance over the period justifies vesting.

A Special Resolution to cancel the Share Premium Account was passed at the Annual General Meeting of the Company held on 11 June 1993. This cancellation was confirmed by an Order of the High Court of Justice, Chancery Division, on 14 July 1993. The amount of £88.9 million standing to the credit of the Share Premium Account on 14 July 1993 was transferred to the Special reserve against which goodwill on consolidation can be written off. This reserve, together with the amounts standing to the credit of the Share Premium Account on 12 October 1990 of £71.5 million, on 19 June 1987 of £38.9 million and on 27 July 1989 of £12.3 million which were transferred following previous Orders of the High Court, becomes distributable to the extent of subsequent increases in issued share capital and Share Premium Account.

The amount of reserves of The Morgan Crucible Company plc that may not be distributed under Section 264(3) of the Companies Act 1985 is £205.4 million (2003: £207.5 million).

The cumulative amount of goodwill eliminated against reserves in respect of subsidiary undertakings continuing to trade as members of the Group and which has not subsequently been written off through the profit and loss account is £188.9 million (2003: £205.0 million). The £188.9 million has been debited against the Merger reserve £77.7 million and the Special reserve £111.2 million.

### 25 Capital commitments

Commitments for tangible fixed asset expenditure for which no provision has been made in these accounts amounts to £6.5 million (2003: £3.8 million) for the Group and £nil (2003: £nil) for the Company.

### 26 Leasing commitments

Operating leasing commitments during the next year, for which no provision has been made in these accounts, are:

| | The Group | | The Company | |
|---|---|---|---|---|
| | Land and buildings £m | Other £m | Land and buildings £m | Other £m |
| 2005 | 1.2 | 0.9 | – | 0.1 |
| 2006 | 0.7 | 0.7 | 0.3 | – |
| 2007 | 0.2 | 0.5 | – | – |
| 2008 | 0.2 | 0.3 | – | – |
| 2009 | 0.6 | – | 0.2 | – |
| 2010 and thereafter | 3.9 | 0.1 | 1.3 | – |
| | 6.8 | 2.5 | 1.8 | 0.1 |

### 27 Pensions and other retirement costs

The Group operates a number of pension schemes throughout the world. The major schemes are of the funded defined benefit type. The assets of the schemes are held in separate trustee administered funds. The trustee of The Morgan Group Senior Staff Pension and Life Assurance Scheme ("SSS") is Law Debenture MC Senior Pension Trust Corporation; the trustee of The Morgan Pension Scheme ("MPS") is Morgan Crucible Pension Trustees Limited, both of which are wholly owned subsidiary undertakings of The Law Debenture Pension Trust Corporation Plc. Both have been trustees of the UK schemes since 1986. Neither of the UK schemes holds any shares in the Company or any of its subsidiary undertakings, has loaned or will loan any scheme assets to the Company or its subsidiary undertakings or made or will make any cash loan to the Company or its subsidiary undertakings.

The total pension cost for the Group was £17.4 million (2003: £21.6 million) of which £10.7 million (2003: £15.4 million) relates to the overseas schemes. The pension cost relating to the UK schemes, The MPS and The SSS is assessed in accordance with the advice of a qualified actuary using the projected unit credit method. The latest actuarial valuations of The MPS and The SSS were on 6 April 2004 and 1 April 2004 respectively. At those dates the market values of the assets of the two schemes were £140.0 million and £74.0 million respectively and the actuarial values of the assets were sufficient to cover 81% of the benefits that had accrued to members of The MPS and 100% of the benefits that had accrued to members of The SSS after allowing for expected future increases in earnings.

The average annual assumptions used for calculating the pension cost under SSAP 24 are:

| | MPS | SSS |
|---|---|---|
| Investment return | 7.0% | 6.8% |
| Pay increases | 4.0% | 5.0% |
| Retail Price Index increases | 3.0% | 3.0% |

The Group operates approximately 70 overseas schemes with some 25% of these schemes being defined contribution schemes. Most of the defined benefit schemes are operated in the USA, Italy and Germany. A review of the major overseas schemes was carried out during 2004 and no material surpluses, or unprovided deficiencies on a current funding level, were identified which required adjustment in the accounts. The charge to the profit and loss account in respect of the overseas schemes has been determined in accordance with SSAP 24 or local best practice. Where local best practice is followed the resulting charge is not materially different from SSAP 24. The disclosure requirements under FRS 17 are in note 30.

Four of the US subsidiary undertakings provide post retirement medical care to former employees. These costs are accounted for on an accruals basis with the estimated actuarial liability being amortised over the average life of the relevant employees. The cost for the year was £0.3 million (2003: £0.3 million). The estimated actuarial liability is £1.3 million (2003: £1.6 million).

### 28 Guarantees and contingent liabilities

Guarantees by The Morgan Crucible Company plc have been given for bank facilities of subsidiary undertakings totalling £68.3 million (2003: £86.6 million) of which £68.2 million (2003: £86.6 million) have been utilised. The Company has also issued guarantees for the performance by certain subsidiary undertakings of obligations under leases and a Precious Metals facility in the USA.

There are contingent liabilities on bills discounted by the Group amounting to £1.1 million (2003: £0.2 million).

The Group has been subject to legal claims in the US and Canada. Settlements for the majority of these have been agreed in 2004, and provided for. These settlements are subject to court approval at year end.

The Board, having taken legal advice, are of the opinion that the remainder of these actions will not have a material impact on the Group's financial position.

In an international Group a variety of claims arise from time to time. Provision has been made in these accounts against those claims which the Directors consider meet the requirements of FRS 12 *Provisions, Contingent Liabilities and Contingent Assets* and are likely to result in significant liabilities.

### 29 Related parties

The Directors have reviewed transactions with related parties (as defined in FRS 8 *Related Party Disclosures*) and have concluded that there are no material transactions which require disclosure which have not been acknowledged elsewhere in the Annual Report and Accounts.

## 30 FRS 17 *(Retirement Benefits)* transitional disclosure

The transitional disclosures required by FRS 17 are based on the assumptions stated below.

| **Assumptions 2004** | Discount rate % | Salary increase % | Inflation % | Deferred pensions increase % | Increase pensions payments % |
|---|---|---|---|---|---|
| UK | 5.50 | 3.75–4.75 | 2.75 | 2.75 | 2.75–3.15 |
| Germany | 4.50 | 2.00 | 1.00 | 2.00 | 1.00 |
| Rest of Europe | 4.50 | 2.00 | 1.00 | N/A | N/A |
| USA | 6.00 | 3.00 | N/A | N/A | N/A |
| Rest of the World | N/A* | N/A* | N/A | N/A | N/A |

*The pension scheme in Australia changed from a defined benefit scheme to a defined contribution scheme in 2004.

| **Assumptions 2003** | Discount rate % | Salary increase % | Inflation % | Deferred pensions increase % | Increase pensions payments % |
|---|---|---|---|---|---|
| UK | 5.75 | 3.50 | 2.50 | 2.50 | 2.50–3.00 |
| Germany | 5.00 | 2.00 | 1.00 | 2.00 | 1.00 |
| Rest of Europe | 5.00 | 2.00 | 1.00 | N/A | N/A |
| USA | 6.25 | 2.75 | N/A | N/A | N/A |
| Rest of the World | 5.75 | 3.25 | N/A | N/A | N/A |

| **Assumptions 2002** | Discount rate % | Salary increase % | Inflation % | Deferred pensions increase % | Increase pensions payments % |
|---|---|---|---|---|---|
| UK | 5.75 | 3.75 | 2.25 | 2.25 | 2.25–3.00 |
| Germany | 5.00 | 2.00 | 1.00 | 2.00 | 1.00 |
| Rest of Europe | 5.00 | 2.00 | 1.00 | N/A | N/A |
| USA | 6.75 | 3.25 | N/A | N/A | N/A |
| Rest of the World | 5.75 | 3.25 | N/A | N/A | N/A |

| **Expected equity and bond (corporate) rates of return** | Equities 2004 % | Bonds 2004 % | Equities 2003 % | Bonds 2003 % | Equities 2002 % | Bonds 2002 % |
|---|---|---|---|---|---|---|
| UK | 8.00 | 5.50 | 8.00 | 5.75 | 8.25 | 5.75 |
| Germany | – | – | – | – | – | – |
| Rest of Europe | – | – | – | – | – | – |
| USA | 8.50 | 6.00 | 8.75 | 6.25 | 9.25 | 6.75 |
| Rest of the World | N/A | N/A | 8.25 | 5.75 | 8.25 | 5.75 |

| **Values 2004** | Equities £m | Bonds £m | Other £m | Total market value of assets £m | Present value of scheme liabilities £m | Surplus/(deficit) £m |
|---|---|---|---|---|---|---|
| Pension schemes | | | | | | |
| UK | **155.3** | **40.0** | **35.6** | **230.9** | **(289.9)** | **(59.0)** |
| Germany | **-** | **-** | **-** | **-** | **(80.1)** | **(80.1)** |
| Rest of Europe | **-** | **-** | **-** | **-** | **(4.4)** | **(4.4)** |
| USA | **41.1** | **24.7** | **-** | **65.8** | **(89.6)** | **(23.8)** |
| Rest of the World | **0.5** | **-** | **-** | **0.5** | **(0.5)** | **-** |
| | **196.9** | **64.7** | **35.6** | **297.2** | **(464.5)** | **(167.3)** |
| Other pension schemes | | | | | | **(3.3)** |
| **Net liability** | | | | | | **(170.6)** |
| Of this net liability, the following amount has already been provided: Unfunded pension and similar obligations included in provisions for liabilities and charges (note 21). | | | | | | **89.2** |
| **Net amount not provided in the accounts** | | | | | | **(81.4)** |

### 30 FRS 17 *(Retirement Benefits)* transitional disclosure (continued)

| Values 2003 | Equities £m | Bonds £m | Other £m | Total market value of assets £m | Present value of scheme liabilities £m | Surplus/(deficit) £m |
|---|---|---|---|---|---|---|
| Pension schemes | | | | | | |
| UK | 144.6 | 67.4 | – | 212.0 | (239.5) | (27.5) |
| Germany | – | – | – | – | (75.1) | (75.1) |
| Rest of Europe | – | – | – | – | (5.3) | (5.3) |
| USA | 42.7 | 18.6 | – | 61.3 | (87.8) | (26.5) |
| Rest of the World | 5.0 | 1.4 | 0.2 | 6.6 | (6.1) | 0.5 |
| | 192.3 | 87.4 | 0.2 | 279.9 | (413.8) | (133.9) |
| Other pension schemes | | | | | | (3.3) |
| **Net liability** | | | | | | (137.2) |
| Of this net liability, the following amount has already been provided:<br>Unfunded pension and similar obligations included in provisions for liabilities and charges. | | | | | | 94.0 |
| **Net amount not provided in the accounts** | | | | | | (43.2) |

| Values 2002 | Equities £m | Bonds £m | Other £m | Total market value of assets £m | Present value of scheme liabilities £m | Surplus/(deficit) £m |
|---|---|---|---|---|---|---|
| Pension schemes | | | | | | |
| UK | 158.8 | 26.3 | – | 185.1 | (238.9) | (53.8) |
| Germany | – | – | – | – | (69.3) | (69.3) |
| Rest of Europe | – | – | – | – | (4.6) | (4.6) |
| USA | 40.8 | 15.4 | – | 56.2 | (94.6) | (38.4) |
| Rest of the World | 3.9 | 1.1 | 0.3 | 5.3 | (5.1) | 0.2 |
| | 203.5 | 42.8 | 0.3 | 246.6 | (412.5) | (165.9) |
| Other pension schemes | | | | | | (3.1) |
| **Net liability** | | | | | | (169.0) |
| Of this net liability, the following amount has already been provided:<br>Unfunded pension and similar obligations included in provisions for liabilities and charges. | | | | | | 87.0 |
| **Net amount not provided in the accounts** | | | | | | (82.0) |

**30 FRS 17 *(Retirement Benefits)* transitional disclosure (continued)**

| | | | | | | 2004 |
|---|---|---|---|---|---|---|
| | Funded and unfunded defined benefit schemes UK £m | Funded and unfunded defined benefit schemes Germany £m | Funded and unfunded defined benefit schemes Rest of Europe £m | Funded and unfunded defined benefit schemes USA £m | Funded and unfunded defined benefit schemes Rest of the World £m | Total £m |
| **Profit and loss account** | | | | | | |
| **Amounts charged to operating profit:** | | | | | | |
| Current service cost | (4.2) | (1.7) | (1.1) | (3.2) | (1.8) | **(12.0)** |
| Past service cost | - | - | - | (0.2) | - | **(0.2)** |
| Gains and losses on settlements and curtailments | - | - | - | 0.2 | (0.5) | **(0.3)** |
| **Total operating charge** | (4.2) | (1.7) | (1.1) | (3.2) | (2.3) | **(12.5)** |
| **Amounts charged to net finance costs:** | | | | | | |
| Expected return on pension scheme assets | 14.5 | - | - | 4.7 | 0.3 | **19.5** |
| Interest on pension scheme liabilities | (13.7) | (3.7) | (0.2) | (5.0) | (0.2) | **(22.8)** |
| **Net return** | 0.8 | (3.7) | (0.2) | (0.3) | 0.1 | **(3.3)** |
| **Total charged to the profit and loss account** | (3.4) | (5.4) | (1.3) | (3.5) | (2.2) | **(15.8)** |
| **Statement of total recognised gains and losses** | | | | | | |
| Actual return less expected return on pension scheme assets | 9.9 | - | - | 0.4 | - | **10.3** |
| *As % of scheme assets* | 4.29% | N/A | N/A | 0.61% | 0% | **3.42%** |
| Experience gains/(losses) arising on scheme liabilities | (22.3) | 0.3 | 0.2 | (1.8) | (0.8) | **(24.4)** |
| *As % of present value of scheme liabilities* | (7.69%) | 0.37% | 3.77% | (2.00%) | (15.69%) | **(5.17%)** |
| Changes in assumptions underlying the present value of scheme liabilities | (19.8) | (3.7) | - | (1.5) | - | **(25.0)** |
| ***Actuarial gain/(loss) recognised in the STRGL*** | (32.2) | (3.4) | 0.2 | (2.9) | (0.8) | **(39.1)** |
| ***As % of present value of scheme liabilities*** | (11.11%) | (4.17%) | 3.77% | (3.22%) | (15.69%) | **(8.29%)** |
| **Movement in surplus/(deficit) in the year** | | | | | | |
| Surplus/(deficit) at beginning of the year | (27.4) | (76.9) | (6.0) | (26.5) | (0.4) | **(137.2)** |
| Current service cost | (4.2) | (1.7) | (1.1) | (3.2) | (1.8) | **(12.0)** |
| Employer contributions | 4.0 | 4.0 | 2.1 | 7.7 | 2.2 | **20.0** |
| Gains and losses on settlements and curtailments | - | - | - | 0.2 | (0.5) | **(0.3)** |
| Past service cost | - | - | - | (0.2) | - | **(0.2)** |
| Finance charges | 0.8 | (3.7) | (0.2) | (0.3) | 0.1 | **(3.3)** |
| Actuarial gains/(losses) recognised in the STRGL | (32.2) | (3.4) | 0.2 | (2.9) | (0.8) | **(39.1)** |
| Foreign exchange | - | 0.2 | - | 1.2 | 0.1 | **1.5** |
| **Surplus/(deficit) at end of the year** | (59.0) | (81.5) | (5.0) | (24.0) | (1.1) | **(170.6)** |

If FRS 17 had been fully implemented then the net liability would be shown separately on the face of the balance sheet. The Group would need to provide a further £81.4 million on this basis. It would also need to write back to reserves the SSAP 24 prepayment of £20.7 million. Deferred tax at the balance sheet date would be reduced by £13.8 million.

These adjustments have no effect on present bank covenants.

**30 FRS 17 *(Retirement Benefits)* transitional disclosure (continued)**

| | Funded and unfunded defined benefit schemes UK £m | Funded and unfunded defined benefit schemes Germany £m | Funded and unfunded defined benefit schemes Rest of Europe £m | Funded and unfunded defined benefit schemes USA £m | Funded and unfunded defined benefit schemes Rest of the World £m | 2003 Total £m |
|---|---|---|---|---|---|---|
| **Profit and loss account** | | | | | | |
| **Amounts charged to operating profit:** | | | | | | |
| Current service cost | (4.8) | (1.5) | (0.8) | (4.6) | (2.7) | (14.4) |
| Past service cost | – | (0.4) | – | 6.3 | – | 5.9 |
| Gains and losses on settlements and curtailments | – | 1.7 | – | 0.1 | – | 1.8 |
| **Total operating charge** | (4.8) | (0.2) | (0.8) | 1.8 | (2.7) | (6.7) |
| **Amounts charged to net finance costs:** | | | | | | |
| Expected return on pension scheme assets | 14.2 | – | – | 4.4 | 0.5 | 19.1 |
| Interest on pension scheme liabilities | (13.6) | (3.7) | (0.3) | (5.7) | (0.3) | (23.6) |
| **Net return** | 0.6 | (3.7) | (0.3) | (1.3) | 0.2 | (4.5) |
| **Total charged to the profit and loss account** | (4.2) | (3.9) | (1.1) | 0.5 | (2.5) | (11.2) |
| **Statement of total recognised gains and losses** | | | | | | |
| Actual return less expected return on pension scheme assets | 17.2 | – | – | 6.1 | – | 23.3 |
| *As % of scheme assets* | 8.11% | N/A | N/A | 9.92% | 0% | 8.20% |
| Experience gains/(losses) arising on scheme liabilities | 12.7 | (0.2) | 0.2 | 1.1 | 0.1 | 13.9 |
| *As % of present value of scheme liabilities* | 5.30% | (0.26%) | 3.33% | 1.25% | 0.90% | 3.30% |
| Changes in assumptions underlying the present value of scheme liabilities | (3.3) | – | – | (5.4) | – | (8.7) |
| **Actuarial gain/(loss) recognised in the STRGL** | 26.6 | (0.2) | 0.2 | 1.8 | 0.1 | 28.5 |
| ***As % of present value of scheme liabilities*** | 11.11% | (0.26%) | 3.33% | 2.04% | 0.90% | 6.75% |
| **Movement in surplus/(deficit) in the year** | | | | | | |
| Surplus/(deficit) at beginning of the year | (53.8) | (70.6) | (5.3) | (39.1) | (0.2) | (169.0) |
| Current service cost | (4.8) | (1.5) | (0.8) | (4.6) | (2.7) | (14.4) |
| Employer contributions | 4.0 | 4.0 | 0.5 | 6.3 | 2.2 | 17.0 |
| Gains and losses on settlements and curtailments | – | 1.7 | – | 0.1 | – | 1.8 |
| Past service cost | – | (0.4) | – | 6.3 | – | 5.9 |
| Finance charges | 0.6 | (3.7) | (0.3) | (1.3) | 0.2 | (4.5) |
| Actuarial gains/(losses) recognised in the STRGL | 26.6 | (0.2) | 0.2 | 1.8 | 0.1 | 28.5 |
| Foreign exchange | – | (6.2) | (0.3) | 4.0 | – | (2.5) |
| **Surplus/(deficit) at end of the year** | (27.4) | (76.9) | (6.0) | (26.5) | (0.4) | (137.2) |

If FRS 17 had been fully implemented then the net liability would be shown separately on the face of the balance sheet. The Group would need to provide a further £43.2 million on this basis. It would also need to write back to reserves the SSAP 24 prepayment of £21.7 million. Deferred tax at the balance sheet date would be reduced by £14.0 million.

These adjustments have no effect on present bank covenants.

**30 FRS 17 *(Retirement Benefits)* transitional disclosure (continued)**

| | | | | | | 2002 |
|---|---|---|---|---|---|---|
| | Funded and unfunded defined benefit schemes UK £m | Funded and unfunded defined benefit schemes Germany £m | Funded and unfunded defined benefit schemes Rest of Europe £m | Funded and unfunded defined benefit schemes USA £m | Funded and unfunded defined benefit schemes Rest of the World £m | Total £m |
| **Profit and loss account** | | | | | | |
| ***Amounts charged to operating profit:*** | | | | | | |
| Current service cost | (5.0) | (1.3) | (1.0) | (4.8) | (1.7) | (13.8) |
| Past service cost | - | - | - | (0.1) | - | (0.1) |
| Gains and losses on settlements and curtailments | - | 1.7 | - | (0.5) | - | 1.2 |
| **Total operating charge** | (5.0) | 0.4 | (1.0) | (5.4) | (1.7) | (12.7) |
| **Amounts charged to net finance costs:** | | | | | | |
| Expected return on pension scheme assets | 17.7 | - | - | 6.1 | 0.4 | 24.2 |
| Interest on pension scheme liabilities | (14.0) | (3.9) | (0.3) | (6.3) | (0.3) | (24.8) |
| **Net return** | 3.7 | (3.9) | (0.3) | (0.2) | 0.1 | (0.6) |
| **Total charged to profit and loss account** | (1.3) | (3.5) | (1.3) | (5.6) | (1.6) | (13.3) |
| **Statement of total recognised gains and losses** | | | | | | |
| Actual return less expected return on pension scheme assets | (49.3) | - | - | (17.1) | (0.8) | (67.2) |
| *As % of scheme assets* | (26.63%) | N/A | N/A | (29.95%) | (7.62%) | (26.58%) |
| Experience gains/(losses) arising on scheme liabilities | 14.0 | 1.3 | - | 2.1 | 0.7 | 18.1 |
| *As % of present value of scheme liabilities* | 5.86% | 1.84% | N/A | 2.18% | 6.54% | 4.29% |
| Changes in assumptions underlying the present value of scheme liabilities | (7.2) | (1.3) | - | (4.7) | - | (13.2) |
| **Actuarial gain/(loss) recognised in the STRGL** | (42.5) | - | - | (19.7) | (0.1) | (62.3) |
| ***As % of present value of scheme liabilities*** | (17.79%) | 0% | N/A | (20.48%) | (0.93%) | (14.77%) |
| **Movement in surplus/(deficit) in the year** | | | | | | |
| Surplus/(deficit) at beginning of the year | (12.6) | (66.1) | (5.2) | (19.0) | 0.4 | (102.5) |
| Current service cost | (5.0) | (1.3) | (1.0) | (4.8) | (1.7) | (13.8) |
| Employer contributions | 2.6 | 3.3 | 1.6 | 3.8 | 1.3 | 12.6 |
| Gains and losses on settlements and curtailments | - | 1.7 | - | (0.5) | - | 1.2 |
| Past service cost | - | - | - | (0.1) | - | (0.1) |
| Finance charges | 3.7 | (3.9) | (0.3) | (0.2) | 0.1 | (0.6) |
| Actuarial gains/(losses) recognised in the STRGL | (42.5) | - | - | (19.7) | (0.1) | (62.3) |
| Foreign exchange | - | (4.3) | (0.4) | 1.4 | (0.2) | (3.5) |
| **Surplus/(deficit) at end of the year** | (53.8) | (70.6) | (5.3) | (39.1) | (0.2) | (169.0) |

If FRS 17 had been fully implemented then the net liability would be shown separately on the face of the balance sheet. The Group would need to provide a further £82.0 million on this basis. It would also need to write back to reserves the SSAP 24 prepayment of £22.9 million. Deferred tax at the balance sheet date would be reduced by £16.7 million.

These adjustments have no effect on present bank covenants.

# Principal subsidiary undertakings:

| Carbon companies | Country of incorporation and principal place of business |
|---|---|
| *Morganite Krug SA Industria and Comercia Limitada | Brazil |
| Morganite Electrical Carbon Limited | England |
| *Morgan Rekofa GmbH | Germany |
| *Elettrolitica Del Basso Nera SpA | Italy |
| *Morganite Luxembourg S.A. | Luxembourg |
| *National Electrical Carbon B.V. | Netherlands |
| *Morganite South Africa Pty. Limited | South Africa |
| *Morgan Korea Limited (93.2% interest) | South Korea |
| *Morgan Advanced Materials and Technology Inc. | USA |
| *National Electrical Carbon Products Inc. | USA |

| Magnetics company | Country of incorporation and principal place of business |
|---|---|
| *Vacuumschmelze GmbH & Co K.G. | Germany |

| Ceramics companies | Country of incorporation and principal place of business |
|---|---|
| *Morganite do Brasil Industrial Limitada | Brazil |
| Shanghai Morgan Matroc Technical Ceramics Company Limited (90% interest) | China |
| Dalian Morgan Refractories Limited (70% interest) | China |
| Morgan Advanced Ceramics Limited | England |
| Morgan Electro Ceramics Limited | England |
| Morganite Crucible Limited | England |
| *Thermal Ceramics (UK) Limited | England |
| *Thermal Ceramics de France S.A. | France |
| *Carl Nolte Söhne GmbH and Co K.G. | Germany |
| Thermal Ceramics Deutschland GmbH & Co K.G. | Germany |
| *W Haldenwanger Technische Keramik GmbH and Co K.G. | Germany |
| *Murugappa Morgan Thermal Ceramics Limited (51% interest) | India |
| *Thermal Ceramics Italiana S.r.l. | Italy |
| Shinnika Thermal Ceramics Corporation (50% interest) | Japan |
| Grupo Industrial Morgan S.A. de C.V. | Mexico |
| *Thermal Ceramics South Africa Pty. Limited | South Africa |
| *Morgan Advanced Ceramics Inc. | USA |
| *Thermal Ceramics Inc. | USA |

| Other subsidiary undertakings | Country of incorporation and principal place of business |
|---|---|
| *Morganite Canada Corporation | Canada |
| *Morganite Industries Inc. | USA |

100% ownership of Ordinary share capital, unless otherwise stated.

*Denotes companies some or all of whose shares are owned by a subsidiary.

The following German subsidiaries which are included in the Group consolidated accounts are utilising the regulations of article 264 paragraph III and article 264b German Commercial Code to be liberated from preparing audited statutory accounts:

- W Haldenwanger Technische Keramik GmbH and Co K.G.
- Thermal Ceramics Deutschland GmbH and Co K.G.

# Statistical information:

| | 2000 £m | 2001 £m | 2002 £m | 2003 Restated* £m | 2004 £m |
|---|---|---|---|---|---|
| **Turnover** | 1,051.1 | 1,024.5 | 880.3 | 849.6 | **795.9** |
| ***Operating profit before goodwill amortisation and operating exceptionals*** | 104.4 | 64.3 | 34.1 | 42.6 | **53.7** |
| **Operating profit/(loss) before goodwill amortisation** | 104.4 | 64.3 | (23.2) | (24.7) | **(5.0)** |
| Goodwill amortisation | (5.8) | (7.7) | (7.7) | (7.5) | **(6.4)** |
| **Group operating profit/(loss)** | 98.6 | 56.6 | (30.9) | (32.2) | **(11.4)** |
| Corporate exceptional items | 10.2 | (17.6) | (15.0) | (30.1) | **(54.8)** |
| Net finance charges and similar items | (16.2) | (19.2) | (12.8) | (15.7) | **(12.2)** |
| **Profit/(loss) on ordinary activities before taxation** | 92.6 | 19.8 | (58.7) | (78.0) | **(78.4)** |
| Taxation | (30.5) | (12.5) | 0.5 | 2.4 | **(2.9)** |
| **Profit/(loss) on ordinary activities after taxation** | 62.1 | 7.3 | (58.2) | (75.6) | **(81.3)** |
| Minority interests and preference dividends | (3.8) | (3.5) | (3.3) | (2.6) | **(1.8)** |
| **Profit/(loss) attributable to the ordinary shareholders** | 58.3 | 3.8 | (61.5) | (78.2) | **(83.1)** |
| Ordinary dividends | (36.9) | (17.2) | - | - | **-** |
| **Retained profit/(loss) for the period** | 21.4 | (13.4) | (61.5) | (78.2) | **(83.1)** |
| **Assets employed** | | | | | |
| Goodwill | 112.6 | 138.4 | 130.5 | 112.2 | **93.8** |
| Tangible fixed assets | 493.4 | 490.3 | 433.6 | 386.3 | **326.3** |
| Investments | 18.5 | 23.1 | 7.2 | 5.6 | **5.6** |
| Net current assets | 142.0 | 159.3 | 96.7 | 143.0 | **116.5** |
| **Total assets less current liabilities** | 766.5 | 811.1 | 668.0 | 647.1 | **542.2** |
| Term loans and exchangeable redeemable preference shares | 188.7 | 261.2 | 178.6 | 230.6 | **137.5** |
| Provisions and other items | 116.6 | 128.4 | 139.0 | 156.7 | **164.3** |
| | 461.2 | 421.5 | 350.4 | 259.8 | **240.4** |
| **Financed by** | | | | | |
| Shareholders' funds | 447.0 | 410.3 | 340.1 | 249.5 | **229.7** |
| Minority interests | 14.2 | 11.2 | 10.3 | 10.3 | **10.7** |
| | 461.2 | 421.5 | 350.4 | 259.8 | **240.4** |
| **Ordinary dividends per share** | 15.9p | 7.4p | - | - | **-** |
| **Earnings/(loss) per share** | | | | | |
| - basic | 25.1p | 1.6p | (26.5p) | (31.9p) | **(29.5p)** |
| - basic before goodwill amortisation | 27.6p | 5.0p | (23.2p) | (28.9p) | **(27.3p)** |
| - diluted | 24.9p | 1.6p | (26.5p) | (31.9p) | **(29.5p)** |
| - underlying | 22.5p | 9.2p | 1.7p | 6.0p | **8.1p** |
| - underlying before goodwill amortisation | 25.0p | 12.5p | 5.0p | 9.1p | **10.4p** |

*The Group has complied with UITF Abstract 38 *Accounting for ESOP trusts*. This has resulted in the reclassification of own shares held in employee trusts from investments to shareholders' funds and has been accounted for as a prior year adjustment, £0.7 million. In addition, the results of the prior year have been restated for the impact of the Rights issue during the year. The results of earlier years have not been restated for the impact of the Rights issue.

**Designed + produced by Radley Yeldar** (London)

The Morgan Crucible
Company plc
Quadrant
55–57 High Street
Windsor
Berkshire SL4 1LP


Morgan